Exhibit 99.5

2013 Social Responsibility Report of

China Southern Airlines Company Limited

Part 1. CHAIRMAN'S STATEMENT	5
Part 2. HIGHLIGHTED EVENTS OF 2013	7
1. Chinese President Xi Jinping Shakes Hands with China Southern Airlines Flight Attendant	7
2. Guangdong Party Secretary Hu Chunhua Visited China Southern Airlines and Carried out Relevant Research and Investigation Work	7
3. New Zealand Prime Minister headed a Visiting Delegation to China Southern Airlines Headquarters	7
4. First Boeing 787 Dreamliner in China Joined the Fleet	8
5. Strategic Cooperation Agreement Entered into between China Southern Airlines and Qantas	9
6. Operational Information	9
Part 3. FEATURE ARTICLE: MASS-BASED EDUCATION AND PRACTICE PROGRAM	10
1. Improve Work Performance by Strengthening Management	11
(1) Promulgate rules and regulations to improve efficiency	11
(2) Encourage austerity and prohibit extravagance	11
2. Visit Customers for Improving Services	12
(1) Meet customers face to face to listen to their opinions	12
(2) Analyse and review customers’ comments and suggestions and define accountability	12
(3) Share experience for improving service quality	13
3. Visit Frontline Staff and Increase Their Job Satisfaction	13
(1) Provide various channels for staff to voice their opinions	13
(2) Senior management to visit frontline staff	13
(3) Convene special meeting for delegating task of reform to different parties	14
(4) CCTV’s “Xinwen Lianbo” Coverage on China Southern Airlines’s Flight Delay Control Measures	14
Part 4. ABOUT US	15
1. Company Overview	15
(1) Profile	15
(2) Framework	15
(3) Development strategy	15

(4) Fleet size	16
(5) Flight network	16
(6) Operation quality assurance	16
(7) Major honors	17
2. Corporate Governance	17
3. Corporate Culture	18
Part 5. SOCIAL RESPONSIBILITY MANAGEMENT	19
1. CSR Outlook	19
2. Responsibility Management	19
(1) Strategic planning on social responsibility	20
(2) Yearly plan on social responsibility	20
(3) Project implementation	20
(4) Evaluation and feedback	21
(5) Identifying the key issues concerning social responsibility	21
3.Communication with Stakeholders	21
4. CSR Progress in 2013	26
(1) Integration of ideas	26
(2) Input of actions	26
5. Opportunities and Challenges	28
Part 6. SAFETY MANAGEMENT	29
1. Safety Performance and Goals	29
(1) Safety performance	29
(2) Safety goals	30
2. Elements of Safety Management	30
(1) Safety policy	30
(2) Safety risk management	31
(3) Safety training	33
3. Intensifying Security	33
(1) Flight safety	34
(2) Aircraft maintenance safety	35
(3) Flight safety	35
(4) Cabin safety	36
(5) Aviation safety	37
(6) Ground safety	37
(7) Food and drinking water	38
Part 7. GREEN DEVELOPMENT	40
1. Policies on Environmental Protection	40

2. Overview of Energy Utilization	40
(1) Resource consumption	40
(2) Energy efficiency	41
(3) Green achievements	42
3. Implementing “Green Flight”	42
(1) Optimising aircraft fleet	43
(2) Optimising flight routes	43
(3) Speed controls	45
(4) Redispatch techniques	45
(5) Energy-saving technologies	45
(6) Environmental protection	47
4. “Green Service and Consumption”	47
5. “Green Innovation”	49
Part 8. SEEKING EXCELLENCE	49
1. Benefiting from Strategic Transformation	49
2. Comprehensive Budget Management	51
3. Expanding Corporate Branding	53
4. Developing the International Market	54
(1) Developing global customers	54
(2) Opening new international flight routes	55
(3) Accelerating the internationalization process	55
Part 9. CUSTOMERS FIRST	56
1. Listening to Customers’ Demands	57
2. Optimising Service Standards	59
(1) Improving delay response system	59
(2) Modifying air service procedures	59
(3) Improving services for customers with special needs	59
3. lmproving Customer Experience	60
(1) Optimizing premium customer services	60
(2) “Hard Power” service	63
(3) Optimizing airport transit procedures	63
(4) Optimizing baggage claim procedures	64
(5) Upgraded in-flight entertainment	65
(6) Cantonese cuisine	65
Part 10. EMPLOYEE GROWTH & DEVELOPMENT	66
1. Human Resource Policies	66
2. Promoting Employee Development	68

(1) Cultivating international management talents	68
(2) Building a “Sky Pearl Blue” brand	68
(3) Establishing a foreign pilot management center	69
(4) Organizing a major training program for young employees	69
3. Building a Harmonious Working Environment	69
(1) Opportunities for female employees	69
(2) Contract employees	71
(3) New employee orientation	72
4. Health and Security	72
(1) Securing employees’ health	72
(2) Public health	73
Part 11. SOCIAL PARTICIPATION AND DEVELOPMENT	73
1. Providing Special Flights	73
(1) Assisting the Ya’an people	73
(2) Emergent relief in South China Sea	74
(3) Service guarantee	75
2. Regional Development	75
(1) Upgrading “Aid to Xinjiang” Sky Pearl Card	76
(2) Caring international communities	76
3. Focusing on Education and Culture	78
(1) Culture	78
(2) Education	79
4. Promoting Employment	80
5. Volunteers Activities	80
Part 12. PRUDENT AND SOUND OPERATIONS	82
1. Tax Contribution	82
2. Risk Control	82
(1) Operational risk management	83
(2) Legal risk management	83
(3) Anti-corruption risk control	84

Part 1. CHAIRMAN'S STATEMENT

Leading the Reform of State-owned Enterprises with Focus on Fulfillment of Social Responsibility

The Third Plenary Session of the 18th CPC Central Committee calls upon state-owned enterprises to further deepen their reform with a focus on the preservation and appreciation of state-owned assets and fulfillment of social responsibility. State-owned enterprises are considered the dominant force to boost China’s modernization and safeguard people’s common interests. The Third Plenary Session’s decision to place fulfillment of social responsibility as one of the priorities of reform truly reflects that the state-owned economy is owned by the people and designated to serve the people. For state-owned enterprises, to fulfil social responsibility is not merely a moral responsibility, but also the direction of their further corporate reform.

As a state-owned enterprise under direct control of the central government, China Southern Airlines Company Limited (the "Company" or "China Southern Airlines") has consistently attached great importance to the fulfillment of its social responsibility. We have incorporated the effective fulfillment of social responsibility into our corporate development strategy and implanted the sense of social responsibility into our business growth through system construction and cultural development, so as to constantly enrich the connotation of social responsibility, expand channels for fulfillment of our social responsibility and strive to align economic benefits with social benefits, thereby making a positive contribution to the improvement in social welfare.

The year 2013 was tough for the operation of the Company, however, it witnessed fruitful results achieved by the Company in fulfillment of social responsibility. In response to mounting difficulties and challenges including sluggish global economic recovery, economic slowdown in China, complex and ever-changing market conditions as well as intensified competition in the aviation industry, China Southern Airlines and all its employees managed to forge ahead in concerted efforts and with an enterprising spirit, thereby accomplishing various predetermined targets and delivering good economic results and social benefits.

As for flight safety, China Southern Airlines effectively resolved various unfavorable factors and maintained safe and stable operation. We completed a total of 1,830,000 safe flight hours for the year and a total of 11,874,000 safe flight hours on an accumulative basis, thus achieving 170 consecutive months of aviation safety and 234 consecutive months of aviation security, representing the best safety record among airlines in China.

As for operation, China Southern Airlines achieved remarkable production and operating results by actively responding to fierce market competition and fully capitalizing on business opportunities arising amidst challenges. In 2013, our total transport turnover was 17.5 billion tonne kilometres, representing a year-on-year increase of 8.1%; the total number of passengers carried amounted to 91.79 million, representing a year-on-year increase of 6.1%; and the total volume of cargo carried reached 1.28 million tonnes, representing a year-on-year increase of 3.6%. China Southern Airlines reported operating revenue of RMB98.13 billion, total profit of RMB3.35 billion, and tax payment of RMB6,5 billion.

As for energy saving and environmental protection, China Southern Airlines took initiatives to advocate green flight, continuously upgraded its fleet and optimized flight routes, upgraded aircraft engines, implemented cost index management, innovated energy-saving management and technology, introduced green office and low-carbon consumption and maintained its fuel efficiency at 0.3 kg/tonne kilometer, which ranks among the top in the domestic aviation industry.

As for social welfare contributions, China Southern Airlines’s “Ten Cent” Care Foundation donated more than RMB2 million of scholarships to 13 universities including South China University of Technology. The Company’s “One Hundred Love” project, aiming to aid needy employees, donated a total of RMB644, 000. In addition, 1,391 volunteer activities were organized, which provided services to 214,566 people. Furthermore, the Company successfully completed various missions including transporting disaster-relief supplies to the Philippines, sponsored large-scale cultural events such as Sydney Festival and Melbourne Festival, and participated in the second ‘Public Charity Projects Exhibition in China’.

China Southern Airlines’s contribution to the society has won widespread applause. It has been awarded “Top 50 Most Admirable Chinese Company in China”, “Top 100 Green Companies in China”, “Southern Weekend Top 100 State-owned Listed Companies in Social Responsibility Fulfillment”, “Top 100 Companies with Valuable Brand in Logistics Industry in China” and “Top 100 Companies with Valuable Brand in China” to recognize its achievement. These honors are not only acknowledgement of our efforts, but also provide the impetus for us to make continuous contribution. Therefore, China Southern Airlines will respond with even greater passion and commitment to fulfill its social responsibility and deliver the best return to our society, shareholders, customers and employees.

The Third Plenary Session of the 18th CPC Central Committee has unveiled a comprehensive master plan for reform, kicking off a new-round of reform and opening-up in mainland China. The stronger the reform momentum, the higher the reform results. Guided by the spirit of the Third Plenary session, China Southern Airlines will further enhance its commitment to fulfilling social obligations and try to set the benchmark for reform results as well as deepen corporate reform. We strongly believe that with the great support from all walks of life in society, China Southern Airlines will be able to maintain its sustainable development and make greater contributions to the country’s economic and social development.

Part 2. HIGHLIGHTED EVENTS OF 2013

1. Chinese President Xi Jinping Shakes Hands with China Southern Airlines Flight Attendant

On the eve of May Day, Ms. Liu Xue, chief flight attendant of a flight operated by Xiamen Airlines (a subsidiary of the Company), was invited to Beijing to receive the National Model Worker Award and attended, together with other national model workers, a symposium where Chinese President Xi Jinping was present. On that occasion, President Xi shook hands with Ms. Liu and encouraged her to continue her diligent work.

2. Guangdong Party Secretary Hu Chunhua Visited China Southern Airlines and Carried out Relevant Research and Investigation Work

On March 26, 2013, Mr. Hu Chunhua, a member of the CPC Central Committee and Guangdong Party Secretary, made an on-site investigation at China Southern Airlines by visiting the company’s Maintenance and Engineering Division and the System Operations Control Center, and conveyed greetings to the frontline staff. During the visit, Mr. Si Xianmin (Chairman, China Southern Airlines) and Mr. Tan Wangeng (President & CEO, China Southern Airlines) introduced to Mr. Hu the current status of China Southern Airlines, including its vision for future development, and the progression of the Guangzhou hub expansion project. Mr. Hu expressed his best wishes and hoped that China Southern Airlines could further strengthen and expand the coverage of the Guangzhou hub as a vital part of its global air transport network.

3. New Zealand Prime Minister headed a Visiting Delegation to China Southern Airlines Headquarters

On April 8, 2013, China Southern Airlines had the rare honor to greet a group of distinguished visitors, a 70-member national delegation led by New Zealand Prime Minister John Key. This marked the first time in history that China Southern Airlines had been visited by the government head of a foreign country and was entrusted with all their travel arrangements.

On the same day, China Southern Airlines entered into a strategic cooperation agreement with Tourism New Zealand, Immigration New Zealand, the New Zealand Ministry of Education, Auckland Airport and Guangdong Airport Authority, pursuant to its strategic cooperation between China Southern Airlines and the aforesaid parties in varied areas including airline operations, marketing and future tourism development.

The attendees of the signing ceremony include Mr. Chen Yunxian, Vice Governor of Guangdong Province, Mr. Xu Jianguo, China’s Ambassador to New Zealand, Mr. Si Xianmin, Chairman, China Southern Airlines and Mr. Tan Wangeng, President & CEO, China Southern Airlines. Distinguished guests from various organizations include the CAAC Central and Southern Regional Administration, Middle South Regional Air Traffic Management Bureau of CAAC, Guangdong Airport Authority, economic and trade departments, tourism departments and education departments of New Zealand, the New Zealand Embassy to China and Auckland Airport authorities.

The signing date of the agreement coincided with the 2nd Anniversary of the inauguration of The Company’ Guangzhou-Auckland route. During his prepared remarks, Prime Minister Key said, “Since the opening of the Guangzhou-Auckland route, more than 200,000 Chinese business and leisure travellers had come to New Zealand each year, making Guangzhou one of the important hubs connecting China and New Zealand”. A package of favorable policies and measures was presented by the Prime Minister aimed at attracting more visitors to New Zealand.

Mr. Si commented that Premier Key’s visit, “Reaffirmed China Southern Airlines’s confidence in strengthening cooperation with New Zealand in market exploration, and that China Southern Airlines, while maintaining a solid foothold in Guangzhou-Auckland route, would also constantly expand its ‘Canton Route’ connections and strive to build Guangzhou into an important transit hub linking New Zealand to Europe, North America, South Asia, Northeast Asia and other regions”.

4. First Boeing 787 Dreamliner in China Joined the Fleet

At 10:30 a.m. on the morning of June 2, 2013, a Boeing 787 Dreamliner touched down at Baiyun International Airport Guangzhou, signifying the delivery of the first Dreamliner to China Southern Airlines and the first to serve the Chinese civil aviation industry. With the entry of the Dreamliner into the aircraft fleet, China Southern Airlines became the world’s only airline company to operate both the 787 Dreamliner and the Airbus A380.

China Southern Airlines’s first Dreamliner was officially delivered on May 30; departing Seattle on June 1. The entry of the Dreamliner into the China Southern Airlines fleet will help boost The Company’ internationalization process of becoming a world-class airline.

Link: By broadly employing new concepts, new technology and new materials, the Dreamliner is Boeing’s most advanced aircraft model. China Southern Airlines’s newly purchased Dreamliner has adopted a classic three-cabin design and offers a total of 228 seats, namely, 4 First Class; 24 Business Class and 200 Economy Class seating. Both First and Business Class seats can be reclined 180 degrees for “lie flat” seating. In addition, each First Class seat is equipped with an independent power outlet for laptop computers and/or handheld tablet devices; noise-cancelling earphones; satellite telephone and a 17-inch high-definition LCD TV which combine for an exclusive personal space.

5. Strategic Cooperation Agreement Entered into between China Southern Airlines and Qantas

On December 2, 2013, China Southern Airlines entered into a strategic cooperation agreement (the “Agreement”) with Qantas in Guangzhou, pursuant to which the two airlines will initiate cooperation in market expansion, pilot exchange and cargo traffic. According to the Agreement, the two airlines will commence code sharing on 10 Australia-New Zealand routes at the beginning of 2014 and China Southern Airlines will increase by 4 new destinations such that the “Canton Route” will extend to cover all key cities in Australia and New Zealand.

Mr. Si Xianmin (Chairman) and Mr. Tan Wangeng (President & CEO) of China Southern Airlines and some leaders from CAAC Central and Southern Regional Administration, Guangdong Airport Authority, Australian Consulate-General in Guangzhou and senior management of Qantas were present at the signing ceremony. Mr. Tan Wangeng, on behalf of China Southern Airlines and Mr. Alan Joyce (CEO of Qantas) officially signed the Agreement.

The entering into of this strategic cooperation agreement unveils the win-win cooperation between China Southern Airlines and Qantas, creates a new model by which both parties can collaborate with a foreign airline to explore the international market, indicating that China Southern Airlines has developed into a new era as an airline of international scale operating with a global network.

In 2013, China Southern Airlines constantly adjusted its Australian-New Zealand route strategy and gave top priority to quality service, and has deployed its flagship aircraft A380 and B787 Dreamliner to serve the routes to Sydney and Auckland, respectively. China Southern Airlines has become the top carrier operating between China and Oceania.

6. Operational Information

China Southern Airlines is committed to (1) putting the customer first and (2) exceeding its customer’s expectations by offering reliable, on-time and convenient quality customer service. In 2013, China Southern Airlines transported a total of 91.79 million passengers, topping all other Chinese airlines for the 35th consecutive year, ranking first in Asia, and nearing the passenger traffic volume of the world’s #1 airline.

Key 2013 production landmarks:

Index	Figure	Year-on-year increase
Passenger traffic (million passengers)	91.791	6.1%
Cargo & mail traffic (million tonnes)	127.6	3.6%
Total turnover (billion tonne kilometres)	174.7	8.1%

In 2013, China Southern Airlines’s safety performance was strong and steady. The airline Company completed 1.8294 million safe flight hours and accumulatively 11.894 million safe flight hours, including 11,620 general flight hours and maintained 234 consecutive months of safe flight operations. These achievements, and others, help propel China Southern Airlines into the elite “family” of the world’s largest international network-based airlines.

Part 3. FEATURE ARTICLE: MASS-BASED EDUCATION AND PRACTICE PROGRAM

On July 2, China Southern Airlines conveyed the spirit of the CPC’s work meeting on mass-based education and practice, and made specific arrangements on the education and practice program of the Company. China Southern Airlines made its breakthrough by implementing the eight requirements promulgated by the Central Government, unblocked communication channels, and carefully listened to the demands of employees and customers. The program started in July 2013 and was divided into three segments, namely listening to opinions, investigation of problems and rectification and implementation.

Of which, “switching of roles, understanding of public opinions and listening to public needs” is an important theme of the education and practice program. China Southern Airlines requires its management personnel to start from their own and listen to employees’ opinions on convening of meetings, approval procedures, business trips and examinations and appraisals, and take effective measures to improve work process and measures, so as to improve efficiency and control cost. China Southern Airlines also requires its management personnel to think from the customers’ point of view, go to the front line to try out the procedures, and to experience each segment of ticketing, seat reservation, check-in, safety inspection, boarding and cabin service, so as to enhance the level of customer services. Furthermore, China Southern Airlines requires its management personnel to consider from the employees’ point of view, understand the actual needs and difficulties of the front line, so as to improve employee satisfaction.

China Southern Airlines closely associates this program with its objectives of ensuring safe operation, ensuring operation profitability, promoting strategic transformation and promoting harmony and stability, so as to further increase its overall competitive edge and build a solid foundation for China Southern Airlines to become an international network-based airline company.

The mass-based program of China Southern Airlines has received extensive attention from the public and media. On January 4, 2014, a media coverage entitled “Achievements in Rectification” was broadcast in “Xinwen Lianbo” on CCTV, which reported in details and highly praised the initiatives taken by China Southern Airlines to understand passengers’ needs and improve passengers’ experience.

1. Improve Work Performance by Strengthening Management

(1) Promulgate rules and regulations to improve efficiency

China Southern Airlines promulgated six measures to improve its working style, standardized its management, and optimized its procedures, so as to achieve the objectives of enhancing efficiency and controlling cost. To streamline meeting procedures, China Southern Airlines advocated video conferences and short briefings to increase efficiency. In respect of work bulletins, China Southern Airlines reduced unnecessary work bulletins. In respect of examination and appraisal, China Southern Airlines stressed on good coordination to reduce redundant procedures and prevent repetition. In respect of examination and approval, China Southern Airlines adhered to the principle of effective management and efficient implementation, delegated appropriate authority to the subordinates to enhance efficiency. In respect of business trips, China Southern Airlines strictly regulated its management of business trips in accordance with the business development requirements of the Company and the relevance of personnel, and reduced unnecessary business trips. In respect of management, China Southern Airlines strengthened the communication and supervision on anti-corruption.

(2) Encourage austerity and prohibit extravagance

China Southern Airlines requires that managers at all levels should strictly comply with relevant regulations governing the corresponding benefits provided by the Company and should not use vehicles, accommodations and office decorations in excess of such limits. Meanwhile, it advocates thrift and pragmatism as a new work style, pursuant to which, the venues for organizing internal and external meetings, ceremonies and other occasions should be decorated according to actual needs. At normal workplaces, employees are required to practise austerity in consuming electric power, water, natural gas, petrol, and food, follow room temperature guidelines while using air-conditioners, close monitor screens, PCs, printers, copiers and other power-consuming office devices when not in use, be thrifty in using office supplies and consumables, and promote a paperless office. Various self-amusing fraternities, gatherings, tea parties, seminars, performances were encouraged to take place within the Company in a simple but joyful manner.

2. Visit Customers for Improving Services

(1) Meet customers and listen to their opinions

China Southern Airlines held agent symposiums in Beijing and Guangzhou, respectively, and received nearly 20 comments and suggestions regarding sales policy, service guarantee and financial policy proposed by 12 agents at the regional cargo sales agent symposium held in Guangzhou.

On September 5, China Southern Airlines invited travel agents, sales agents, key customers and representatives of Sky Pearl Club for a symposium of 17 people in Guangzhou, where the Company carefully listened to their concerns about China Southern Airlines’s consistence in service quality and marketing flexibility, difficulty in connecting the service hotline, construction of service and marketing software and hardware and maintenance of key customers’ personalized demands in different cities. Si Xianmin, Chairman of China Southern Airlines commented that such face-to-face communication with customers was intended to actualize China Southern Airlines’s “Customer Comes First” philosophy by listening to customers and understanding their actual feelings so as to improve China Southern Airlines’s services and enhance management. Moreover, he requires all divisions to respond to each of our customers’ questions and suggestions and satisfy their demands as soon as possible.

(2) Analyse and review customers’ comments and suggestions and define accountability

On September 12, Zhang Zifang, Secretary of the Party Committee, chaired a meeting where each of the 89 comments and suggestions proposed by customers at the three symposiums was reviewed and discussed and assigned to different units for attention. Moreover, he demanded a written solution or feedback to each of such comments and suggestions within a specified timeframe and an official reply to customers without any omission.

(3) Share experience for improving service quality

China Southern Airlines gave prompt reply to customers’ comments and suggestions and used them to improve operation performance. Some of these comments and suggestions and the Company’s feedback were published on internal publications to make available to employees, such as the Cabin Division’s reply to VIP Pearl Club members regarding titles and capacities as well as the Marketing Committee’s reply to travel agencies on how to enhance China Southern Airlines’s competitiveness against foreign airlines in the Pearl River Delta.

3. Visit Frontline Staff and Increase Their Job Satisfaction

(1) Provide various channels for staff to voice out their opinions

In early July 2013, employee suggestion box were placed at the office building of our Headquarters and the New Airport Integrated Office Building, respectively and senior management of the Company had made their e-mail address available to staff. Employees can submit their reasonable suggestions in respect of the Company’s management, operation, talent building and staff development into the suggestion boxes or send the same to the e-mail addresses provided. In addition, telephone hotlines, questionnaires and seminars were also used to understand employees’ expectations. More than 1,000 comments and suggestions were collected throughout the year involving compensation packages, working environment, meals and business trips.

(2) Senior management to visit frontline staff

In July 2013, Si Xianmin, Chairman of China Southern Airlines, and Tan Wangeng (President) visited Xinjiang Branch and Beijing Branch (being two contact points for the mass-based education and practice program) for studies and research. They visited hangars and cargo terminals and other frontline places where they listened carefully to employees on duty there, sought comments and suggestions and tried to find solutions. The primary functions of these contact points are for leaders of the Company to meet staff representatives and understand their views and expectations. At the meetings held in Xinjiang Branch and Beijing Branch, staff representatives freely expressed their opinions and made a total of 132 comments and proposals. Si Xianmin and Tan Wangeng asked the accompanying personnel to collect, organize and submit these comments and proposals from staff representatives to the management for further consideration.

(3) Convene special meeting for delegating task of reform to different parties

In August 2013, Zhang Zifang, Secretary of the Party Committee, held a special meeting where he emphasised the importance of implementation of employees' comments and suggestions, and demanded reforming while learning, investigating and rectifying by focusing on improving efficiency and making reference to such suggestions, and making sure that all comments and suggestions are taken in effect. He added that these comments and suggestions collected from the campaign should be used to improve actual production and operation.

4. CCTV’s “Xinwen Lianbo” Coverage on China Southern Airlines’s Flight Delay Control Measures

On January 4, 2014, CCTV’s newscast “Xinwen Lianbo” had a 3.5-minute coverage on what China Southern Airlines has done in minimizing flight delays and the achievements made by it.

In recent years, flight delay has become one of the major causes of passengers’ complaints, and the failure to provide follow-up services and deliver prompt notification when a flight delay occurs has brought terrible experience to many passengers.

In 2013, capitalizing on the opportunities brought about by the CPC’s mass-based education and practice activities, China Southern Airlines exchanged views with relevant parties and got a better understanding that passengers are most concerned with flight delay follow-up work, and the main problem was poor communication between different divisions within the Company, and between the ground staff and travellers. To solve this, China Southern Airlines formulated relevant regulations. On one hand, the Company expanded the functions of the general manager on duty to coordinate communication between different divisions. On the other hand, the Company introduced extensively the self-developed flight delay notification system in July 2013, and wrapped the international and domestic baggage counters of ground services into one office.

As at the end of 2013, China Southern Airlines’s flight delay notification system had sent out a total of 3,730,000 flight delay messages. The monthly average number of complaints about flight delay for September to December of 2013 accepted by CAAC reduced by 20% as compared with that in the period from January to June of 2013. Delay rate of baggage departing from Guangzhou decreased by 50% for the period from July to December of 2013 as compared to the period from January to June of 2013.

Link:Mr Chan, a worker who is responsible for the water system, used to suffer from late notification of flight delay and waiting at the airport in vain. However, he became less worried recently when a flight delay happened, because his mobile phone could receive notification of flight delay sent by China Southern Airlines’s 95539 in advance. He said: "Such information is very important for me because under those circumstances I need not go to the airport and wait in vain.”

Part 4. ABOUT US

1. Company Overview

(1) Profile

China Southern Airlines Co., Ltd. was founded in 1995 and is directly affiliated with China Southern Air Holding Company, which specializes in air transportation services. With its headquarters based in Guangzhou, China Southern Airlines boasts a company logo – a brilliant red kapok delicately adoring a blue vertica1 tail fin – that can be seen around the globe. In 1997, China Southern Airlines debuted on both the New York Stock Exchange and the Hong Kong Stock Exchange, and in 2003, the carrier was listed on the Shanghai Stock Exchange. In 2007, China Southern Airlines became the first Chinese member of the SkyTeam Alliance, and in 2011, it earned its Four-Star status from Skytrax, the world’s most prestigious airline performance evaluation organisation. In 2012, China Southern Airlines completed 10 million safe flight hours and was granted the first “Safe Flight Diamond Award” by the Civil Aviation Administration of China.

(2) Framework

China Southern Airlines operates the largest f1eet, most developed route network and largest passenger capacity among airlines in the PRC. It boasts 14 branches: Xinjiang, Northern, Beijing, Shenzhen, Heilongjiang, Jilin, Dalian, Hubei, Hunan, Guangxi, Hainan, Zhuhai Helicopter, Xi’an and Taiwan; and six holding subsidiaries: Xiamen Airlines, Shantou Airlines, Guizhou Airlines, Zhuhai Airlines, Chongqing Airlines and Henan Airlines. China Southern Airlines owns 23 domestic sales offices located in major Chinese cities including Chengdu, Hangzhou and Nanjing; and 60 worldwide sales offices located in Los Angeles, Paris, London, Amsterdam, Dubai, Sydney, Vancouver, Tokyo and Seoul, etc.

(3) Development strategy

The objective of China Southern Airlines’s development strategy is to develop itself into an international network-oriented airline with core competitiveness and sustainable profitability. Regarding “Customers, Staff, Advancement, Innovation and Return” as its core values and with a mission of “Let CSA become customers’ first choice and employees’ favourite”, China Southern Airlines is dedicated to becoming the airline recognized as “Best in China, Top in Asia and Well-known in the World”.

(4) Fleet size

Currently, China Southern Airlines operates a fleet of 561 passenger/cargo aircraft, including Boeing 787, 777, 757 and 737 as well as Airbus 380, 330, 321 and 320. The average age of our fleet is six years.

Model	Number of aircraft
A380	5
B787	8
A330	27
B777	8
A321	63
A320	114
A319	44
B757	19
B737	237
E190	20
E145	6
B777F	8
B747F	2
Total	561

(5) Flight network

With the overall strategic goal of becoming an international network-oriented airline, China Southern Airlines has built an extensive flight network stretching from Guangzhou and Beijing hubs, which reaches more than 150 destinations in China and 54 destinations in Asia, and with service to Europe, America, Australasia and Africa. China Southern Airlines now operates nearly 2,000 daily flights (with 200,000 seats on the market) to 193 destinations in 35 countries and regions across the world. Through close cooperation with its SkyTeam partner airlines, China Southern Airlines’s global route network spans 1,024 destinations in 187 countries across myriad regions, including nearly every major world metropolis.

(6) Operation quality assurance

China Southern Airlines boasts extraordinary flight capabilities, with 6432 experienced pilots, and is the only Chinese aviation company that possesses the independent capability to train its own pilots through a dedicated flight-training centre, which is one of the few in Asia and is a joint venture with CAE Inc., a world-renowned flight simulator manufacturer. In partnership with a German company MTU Aero Engines, China Southern Airlines operates the largest aero engine overhaul facility in China. China Southern Airlines has earned two honours in the National Science & Technology Progress Awards: one for its System Operations Control Centre and the other for its Engine Performance Monitoring System, as both are among the most advanced IT systems in China’s domestic aviation industry. China Southern Airlines has constructed a massive air cargo station, which covers more than 280,000 m2 with an annual capacity of managing 800,000 tons of mail and commerce, and a specialized aviation catering centre which can produce 30 million packed meals per annum.

(7) Major honors

China's Top 50 Companies in Performing Corporate Social Responsibility of 2013 selected by “Fortune” Magazine

China's Top 30 Listed Companies in respect of CSR index of 2013

Top 50 Most Admired Chinese Companies of 2013 selected by “Fortune” Magazine

China's Top 100 Green Companies of 2013 selected by Daonong Enterprise Institute and “Green Companies” Magazine

Top 100 State-owned Listed Companies with Best CSR Reputation of 2013 selected by Southern Weekly

Best Chinese Aviation Logistics Company of 2013

WPP Top 100 Most Valuable Chinese Brands of 2014

2. Corporate Governance

Since its foundation, China Southern Airlines has strictly abided by relevant national and regional laws and regulations and has continued its effort to improve its business managerial system. It has regulated and specified duties and obligations of different parties in addition to setting up a sound internal control system, which are expounded in its documents and regulations such as the Articles of Association, Rules of the Shareholders' Meeting, Rules of the Board of Directors, and Rules of the Supervisory Committee.

China Southern Airlines has formulated its Articles of Association and corporate governance policies based on the regulations in Hong Kong, New York and Shanghai. Its internal controls also meet all relevant standards of laws and regulations, including the Sarbanes-Oxley Act, which originates in the United States.

The Shareholders’ Meeting is the highest governing body of the Company, making decisions on major issues including the rules of operations and plans for investments, approvals of profit distribution and loss make-up proposals; election and replacement of directors and supervisors and determination of their respective remuneration; and amendments to the Articles of Association.

The Board of Directors of the Company is responsible for the Shareholders' Meeting. The duties of the Board of Directors include preparing annual financial budget and statement; making profit distribution and loss make-up proposals; and deciding on acquisition and disposal of assets and risk investment projects, as authorized by the Shareholders' Meeting.

There are a number of committees under the Board of Directors of the Company, namely the Audit Committee, the Remuneration and Appraisal Committee, the Nomination Committee and the Strategic Decision-making Committee. More than half of the members of such committees are independent non-executive directors, and particularly, the Audit Committee is composed entirely of non-executive directors. All committees under the Board of Directors have established and work strictly in compliance with their own rules and regulations.

The Supervisory Committee is composed of representatives from the shareholders and employees. . The Supervisory Committee shall be responsible to all the Shareholders. The duties of the Supervisory Committee include reviewing financial reports and statements of the Company and monitoring whether the Directors, General Manager and other senior management of the Company have acted in contravention of the laws, administrative regulations or the Articles of Association of the Company.

3. Corporate Culture

On the basis of its shared wisdom and values, China Southern Airlines defines its core values as “CSAIR”. “CSAIR” consists of five core values, namely “Customer first (Customer), respecting talent (Staff), striving for excellence (Advancement), continuous innovation (Innovation) and returns to society (Return)”, as well as the mission of “Let CSA become customers’ first choice and employees’ favourite”. This acronym was developed to provide cultural support to the Company’s strategy transformation and further improvement of its overall managerial capabilities, thus simultaneously enhancing the solidarity of its staff while fostering a harmonious China Southern Airlines corporate culture. It reflects the driving force and realistic expression of China Southern Airlines’s culture, and the direction of the Company’s future development.

In 2013, China Southern Airlines launched a series of corporate culture promotion campaign which advocated “providing customer-first heart-touching services”. Activities of the campaign included corporate culture promotion, compiling case book of corporate culture examples and organizing a corporate culture photography contest.

Corporate culture promotion: Focusing on the “customer-first” core values, China Southern Airlines designed a number of service-oriented corporate culture programs, and selected a group of experienced corporate culture lecturers to preach corporate culture across the Company, delivering totally 270 lectures to an audience of totally 16,536 attendees.

Case book of corporate culture examples: China Southern Airlines sorted and selected typical service cases, summarized its experience in various aspects including communication with customers, service management and brand enhancement, and compiled relevant cases into cultural stories which were subsequently distributed throughout the Company, thereby creating a strong culture atmosphere.

The “customer-first heart-touching services” photography contest: more than 1,000 photos, which reflected the positive spirit of frontline personnel, were collected, from which the champion works were selected to display publicly on exhibition boards.

Part 5. CORPORATE SOCIAL RESPONSIBILITY MANAGEMENT

1.    CSR Outlook

Through continuous exploration and refinement of its practices, the Company has constructed an internal framework of social responsibility with its own characteristics. An outlook of responsibility has been formulated that can be summarized as creating benefit for shareholders, adding value to society, ensuring quality service for clients, creating opportunities for employees and caring for the earth as well as advocating for environmentally friendly flights.

2.    Responsibility Management

Sustainable development is central to social responsibility, and its essential characteristic is that enterprises take society and the environment into consideration when making decisions and launching activities. Additionally, companies must be willing to take responsibility for the impact of their decisions and activities on society and the environment. Subsequent to the release of the Company’s first CSR report in 2008, China Southern Airlines has been conducting systematic research on social responsibility for seven consecutive years, including formulating their strategic planning and yearly plans, regulating project implementation, highlighting the effects of evaluation and feedback, identifying the most critical issues regarding corporate social responsibility and progressively pushing forward relevant plans. Through these continual efforts, the Company has created a sound internal support system to carry out social responsibility practices and management throughout the years.

(1) Strategic planning on social responsibility

Strategic Objectives: ensuring safe flight Operations, improving operational quality, reinforcing environmental protection, achieving sustainable development, enhancing social harmony and co-constructing a better future.

Under the guidance of its outlook on social responsibility, and based on its long-term strategies and yearly plans with regard to social responsibility, China Southern Airlines endeavours both to ensure that its CSR project will attain the strategic objectives of social responsibility and also to improve its CSR managerial capabilities, through communication with stakeholders and implementation of its yearly plans.

China Southern Airlines’s strategic objective of corporate social responsibility focuses on several mandates, such as improving corporate management, coping with climate change, ensuring safe flights, improving customer service, caring for employees, and boosting public welfare and community development. The Company has compiled its 2013 social responsibility report on the basis of these mandates, which are to be elaborated below. Under the guidance of China Southern Airlines’s strategic objectives, the work of each main area is carried out in an expanded and deepened manner under the relevant laws and regulations.

(2) Yearly plan on social responsibility

China Southern Airlines officially incorporated social responsibility strategic planning into its “Twelfth Five-Year Plan”, and commenced the preparation of the yearly plan on social responsibility. The yearly plan on social responsibility is prepared by the CSR Management Committee, which reports directly to the Chairman of the Board and is composed of and managed by a number of department heads, and is responsible for setting objectives, establishing strategies and ensuring the relevant CSR policies to be implemented throughout the Company. In addition, the committee is responsible for ensuring the formulated objectives and strategies can be effectively channelled via internal publications and internal training as well as deciding on specific risks and liable units.

(3) Project implementation

Under the coordination of the CSR Management Office, the liable units will create a detailed work schedule in accordance with the CSR yearly plan and will designate principals to be responsible for the work. Through these efforts, they aim to ensure there are specially assigned people in place who can handle, monitor and evaluate the planned undertakings, such as security, service, environmental protection, public welfare, etc. in addition to reporting on the work progress on a regular basis.

(4) Evaluation and feedback

The social responsibility performance appraisal and the operational performance appraisal are conducted simultaneously, both under the charge of the CSR Management Office. The working groups under the administration of the office appraise the Company’s overall performance concerning social responsibility in collaboration with the Party Committee, the supervisory organization, and the labour union, all of which will strive to introduce indicators and quantitative analysis in the performance appraisal. Particular supervision and appraisal will be given to certain tasks, such as Ten Cent Care Scheme and fuel saving, among others. The performance appraisal will be a combination of a quantitative appraisal and qualitative appraisal. The weights of the appraisal will be varied. The CSR Management Office accomplishes the appraisal task through numerous processes including the determination of the content of the performance appraisal, the year-end appraisal, outcome feedback, and takes either rewarding or punitive measures based on the appraisal outcome.

(5) Identifying the key issues concerning social responsibility

In accordance with its industrial characteristics and strategic development orientation, China Southern Airlines has deliberated on the issues related to social responsibility. Through analysing its relationship with social responsibility and understanding its stakeholders’ aspirations, the Company has defined and prioritized the key issues concerning social responsibility, taken alongside the considerations of its real needs, as it endeavoured to carry out social responsibility practices in a step-by-step manner. The core issues are indicated in the chart below:

Issues

Social participation and development	Creating wealth	Boosting employment	Promoting education and cultural communication

Environment	Preventing pollution	Reducing energy consumption	Green development

Consumers	Information protection	Security and service	Sustainable consumption

Operations	Integrity	Fair competition	Advocating social responsibility in value chain

Employees	Health and security	Internal communication	Training and development

Organisational governance	Strategic planning and management	Corporate culture construction	Communicating with Stakeholders
Key issues need to be prioritized.

In accordance with the fundamental principles and prioritized issues concerning social responsibility, China Southern Airlines has re-examined its systems and procedures, and it has attached much importance to information release, communication and the stakeholders’ participation. In addition, the Company has extended the management of its corporate environment, security and service to its suppliers so that they can share social responsibilities and risks with China Southern Airlines. In this way, sustainable development can be achieved among the various parties.

3. Communication with Stakeholders

Corporate Social Responsibility hinges on the external environment, and work systems that not only cover intra-Company systems, but also the airline’s varied stakeholders. The identification and participation of stakeholders are fundamental to a fully functioning CSR program. By establishing a stable and transparent communication mechanism with its stakeholders, China Southern Airlines enhances its stakeholders’ understanding about the Company and its operations to create shared perspectives. In addition, the Company is capable of improving its work and encouraging its stakeholders’ participation through soliciting their ideas on areas of improvement.

China Southern Airlines’s communication mechanisms with its stakeholders include:

Stakeholders	Contents	Expected Objectives	Channels of Communication	Major accomplishments in 2013
Investors	Safeguarding stakeholders’ interests; improving operational performance; corporate governance and strategic planning	Sustainable and stable ROI, Sound corporate governance structure, reliable information disclosure system and risk mitigation system	Periodic reports and temporary bulletins; general meetings of shareholders; Company website; Results Announcement; Results Roadshow	Publishing annual and quarterly reports; Convening general meetings of shareholders; meetings of the Board and Results Roadshow

Government	Boosting regional economic development; offering employment opportunities and environmental impact protection measures	Lawful Increase of tax revenues; boosting employment; Implementing energy saving operations and carbon reducing emissions clean production	Topic-based reports’ Investigating, surveying and visiting project cooperation; working meetings and releasing statistical reports

Entering into a strategic cooperation agreement with Tourism New Zealand, Immigration New Zealand, the New Zealand Ministry of Education and Auckland Airport; receiving visitors from the Central Steering Group, the SASAC and the CAAC and Guangdong provincial leaders; entering into a memorandum of civil aviation development cooperation with the Government of Guangxi Province; entering into a strategic cooperation framework agreement with the Government of Hubei Province.

Clients	Flight safety; service quality; product prices and communication channels and effects	Sustainable safety; high-quality in-flight and ground customer service; reasonable air transportation fares; prompt response to clients’ suggestions or complaints	Contact chain service; clients’ feedback; customer relationship management and online service	Holding the first business travel forum with more than 70 groups of key customers who were invited to discuss management of the aviation travel market; hosting customer symposiums in Guangzhou and Beijing

SkyTeam	Development and cooperation on alliance projects joining discussions on alliance affairs; Joining in alliance uniform actions	Establishing an effective alliance liaison system; co-building a “win-win” situation through effective communication and cooperation	Alliance meetings; Project groups, Teamwork	Organizing SkyTeam’s Asian Travel Ticket Package Seminar for Winter 2013/ Spring 2014; cooperation in luggage and cross-docking service with other SkyTeam members

Employees	Human resource policies; Career development; planning; safeguarding employees’ rights and joining in corporate operations	Building effective communication; enhancing employees’ training; Improving employees’ welfare; Transparent HR policies; Impartial, transparent and healthy HR policies	Meetings of employees’ representatives; labor union; forums; mailboxes; and training	Lauching a half-year mass-based education and practice program.

Suppliers	Integrity; Company’s competency	Honest operations; mutual benefit and reciprocity, common development	Business negotiations; contracts and agreements; training and technological exchanges, meetings

China Southern Airlines checked (at random) the CSR performance of its suppliers; organized suppliers going to Guangzhou to observe and learn; held food exhibition; provided trainings on the diversification of airline meal offerings.

Financial Institutions	Credit worthiness; development prospects; financial situation and key indicators	Improving solvency and reducing operational risks	Contract negotiations and business exchange meetings	Continuing business cooperation with financial institutions including Bank of Communications and Agricultural Bank of China

Communities	Working to create harmonious communities; environmental protection and sharing benefits of corporate development	Establishing communication and exchange mechanisms; Increasing input in CSR public welfare projects	Charitable and public welfare activities of Ten-cent Care Foundation Volunteering	Attending the 2nd China Public Welfare and Charitable Project Exchange Meeting; donating RMB7.31 million via the Ten-cent Care Foundation; sponsoring large-scale international cultural activities, including the Sydney Festival and Melbourne Festival.

Experts	Management processes, systems and regulations, work books	Improving the Company’s internal process; Improving the ability to fend off external risks/challenges	Communicating, exchanging ideas, interviewing, visiting and investigating	The internal system was audited by PricewaterhouseCoopers; inviting industrial experts to discuss a number of given topics including flight technology, aircraft maintenance and comprehensive budget management

Media	Corporate social responsibility, environmental protection, brand image	Establishing an information publicity channel, Spreading China Southern Airlines's voice efficiently	Press conferences and media sessions	Holding press conference for the newly purchased Boeing 787 Dreamliner and press conference launching non-stop Guangzhou-Moscow route; accepting special interviews by Qiu Shi magazine and China Central News Daily ; launching a series of “Media Open Day” events

Competitors	Impartial and orderly competition; industrial prospects; innovation and development	Fair competition; friendly cooperation, healthy and harmonious industrial development	Forums and conferences, communicating and learning

Entering into a strategic cooperation memorandum with SkyTeam member Aeroflot;

entering into a strategic cooperation agreement with Qantas; being invited to attend the 21st Conference Regarding the Future of Air Transport held in Britain; strengthening bilateral cooperation with Kenya Airways.

In addition to direct communication and cooperation, China Southern Airlines also actively promotes cooperation among three (or more parties) to establish a broader platform.

On January 3, 2013, China Southern Airlines, China Eastern, Xiamen Airlines and China Airlines jointly formed the “Greater China Connection Partnership”, designed to provide special quality services to FFP members from Mainland China, Hong Kong and Taiwan. Travellers who are members of any of these frequent flyer programs enjoy the same privileges of all four airlines.

Industry associations, which are known as non-governmental organizations (NGOs) internationally and also a kind of non-profit organizations in nature, serve as a bridge between the government and enterprises. Given the characteristics and nature of the industry, China Southern Airlines has joined major industry associations, such as IATA, and strictly abides by various rules, agreements and industry standards to maintain industry credibility, encourage fair competition and prevent illegal violations. China Southern Airlines is an active partner in these industry associations, actively promoting its CSR positions and is an industry leader in meeting its social responsibility and sustainable development.

Major industry associations joined in by China Southern Airlines

Serial No.	Associations	Role
1	World Travel and Tourism Council	Member
2	International Airlines Technical Pool (IATP)	Member
3	Drinking-Water Quality Pool of International Air Transport Association	Member
4	China Air Transport Association	Member and promoter
5	China Institute of Internal Audit	Member
6	Chinese Society of Aeronautics and Astronautics	Standing Member
7	China Association of Chief Financial Officers	Standing Member
8	China Enterprise Reform and Development Society	Member
9	China National Defence Transportation Association	Standing Member
10	China Association for Public Companies	Standing Member

4. Progress on CSR in 2013

As a member of greater society, China Southern Airlines always adheres to its original commitments. The Company incorporates its corporate development into the overall national economic and social development. It has done its utmost to boost social harmony, endeavouring to strike a balance between social responsibility and commercial profits in addition to simultaneously improving the economic effects and social effects of its operations. The Company has focused on the following jobs in 2013:

(1) Integration of ideas

Through integrating social responsibility concepts into the corporate culture of China Southern Airlines, the Company maintains a strong awareness of social responsibility in its brand construction and transparently puts forth its objectives and activities concerning social responsibility. While proactively expanding in the market, China Southern Airlines spares no efforts to play an exemplary role in society and to disseminate information about its social responsibility.

(2) 2013 corporate social responsibility actions

Overview of China Southern Airlines’s 2013 CSR activities

Number	Category of responsibilities	Actions

1	Responsibility Management	Improving conduct with suppliers and carrying out questionnaire surveys with key suppliers

2	Security Management	Holding security video conferences;, security technology seminars; conducting safety inspections; reviewing flight crew qualifications; rectifying security defects and strengthening security management

3	Market Responsibility	Enhancing overall service quality; improving in-flight and ground services, and vigorously promoting service innovation.

4	Environmental Responsibility	Upholding international standards of “green flights” and launching campaigns for energy conservation and emission reductions; advocating green consumption and service

5	Employee Rights & Benefits	Completing post system and the remuneration system; optimizing the training system; gradually improving the training of professional in-flight service and technical flight operations staff.

6	Public Welfare	The airline Company paid RMB6.5 billion in taxes and donated more than RMB7.1 million to the Ten Fen Care Foundation.

7	Community Responsibilities	Keeping the highest standards of professionalism to achieve harmonious development

When purporting social responsibility concepts, China Southern Airlines also keeps in close contact with those institutions doing research on social responsibility, and takes an active part in questionnaires, surveys, and seminars about social responsibility. These activities aim to convey China Southern Airlines’s outlook of social responsibility to the public and serve as a call to action for more people to join.

(i) New Weibo public outreach

The rapid development in information technology renders more flexibility for China Southern Airlines to establish direct communication with its customers on an Internet platform. By capitalizing on new media such as Weibo, WeChat and QQ, China Southern Airlines is constantly strengthening its communication with the public.

In 2013, China Southern Airlines launched its official Weibo account (see QR code on the back cover) to fulfil one of its CSR tenants to interact and communication with the general public. A campaign to “Save the Baby Seals” was launched via China Southern Airlines’s Weibo channel and has been echoed by many employees and netizens. The Canadian Embassy in China has received postcards sent by China Southern Airlines’s over 300 employees, appealing for an end to seal hunting in the Arctic Ocean. More than 1.37 million users are connected to China Southern Airlines’s Weibo account (see QR code on the back cover) which provides special offers and the latest information on flight arrivals and departures.

(ii) Suppliers’ CSR programs

In 2013, China Southern Airlines conducted benchmarking and assessment on social responsibility management and announced a code of conduct for its suppliers to follow. The airline Company also required all suppliers to comply with the requirements of the airline’s CSR management guidelines. China Southern Airlines launched a Company-wide campaign that reviewed the management of its suppliers’ CSR conduct. In 2013, China Southern Airlines staff and management continuously optimized its own code of conduct and made adjustments to business conditions, industry characteristics and that of its suppliers. China Southern Airlines has classified its suppliers into high-end, medium-end and low-end categories based on the proportions of their products and services within the Company’s procurement volume. Currently, China Southern Airlines has carried out social responsibility assessment on its suppliers of aircraft, fuel and in-flight catering and the results are in line with the suppliers’ code of conduct made by China Southern Airlines.

Link: In 2013, China Southern Airlines randomly checked 20 suppliers of engines, special vehicles and in-flight catering, accounting for 80% of quantities of these three types. All suppliers agreed and complied with the suppliers’ code of conduct made by China Southern Airlines and met the airline Company’s requirements in various respects including environment protection, food safety, social development participation, employees’ security and system management.

(iii) Shenzhen Charity Fair

Following a successful 2012 debut when China Southern Airlines was invited to participate as the only central aviation enterprise exhibitor in the first Shenzhen Charity Fair, the airline Company was again invited to participate in the second edition held in 2013. At the Shenzhen Convention and Exhibition Center, China Southern Airlines presented an exciting display of its recent achievements in its Ten-cent Charitable programs. A series of on-site charitable events were also launched and China Southern Airlines conducted an on-site charity project with Jinan University by announcing a donation of RMB1 million scholarship program.

5. Opportunities and Challenges

Currently, the evaluation criteria of social responsibility are diversified and now include improving information transparency and boosting the sustainable development of communities and the environment, as compared to simply public funding in the past. The present evaluation criteria underscore the organic combination of the Company’s core business activities and its social responsibilities. Reinforcing its awareness of social responsibility is of vital importance to improving its competitiveness.

China Southern Airlines’s attainment of its goals regarding social responsibility is limited by both internal and external environmental factors. In light of the Company’s operational situation, the Social Responsibility Management Office regularly conducted a SWOT analysis of its social responsibility work, and the outcome of the analysis is considered to be a crucial factor for the Company to make a yearly plan on social responsibility.

SWOT analysis of the Company’ corporate social responsibility

Strengths:

Sound organisational assurance system on social responsibility;

Clearly defined strategic planning on social responsibility;

Ten Cent Care Foundation provides sufficient resources for social responsibility work;

Rich atmosphere for fulfilling social responsibilities.

Weaknesses:

Incomplete management system on social responsibility;

The measures and criteria for an effective appraisal of social responsibility work yet to be improved;

Mismatch between the Company’s social responsibility management competency and its scale, resulting in the underperformance of certain aspects of social responsibility.

Opportunities:

The public’s increasingly reinforced awareness of corporate social responsibility;

Gradually improving criteria for corporate social responsibility;

Increasingly wide and deep exchanges and cooperation on corporate social responsibility.

Threats:

The public’s higher expectations of enterprises to fulfill social responsibilities;

The impact of the global macro-economic fluctuation on social responsibility work;

Technical restrictions that make it difficult to attain some objectives of social responsibility work.

Part 6. SAFETY MANAGEMENT

Safe flight operations is the most important corporate social responsibility of any airline company. China Southern Airlines has been adhering to its safety philosophy of “Safety First, People Foremost” and striving to fulfil its safety values of “being scientific, people-oriented, standardized and sustainable”.

China Southern Airlines’s safety strategy emphasizes risk management; compliance of rules and regulations; efficient operation; safety performance management; staff training and safety responsibilities to ensure consistent safe flight operations and maintaining the higher safety flying record in the airline industry.

1. Safety Performance and Goals

(1) Safety performance

In 2013, China Southern Airlines met its safety responsibilities and attached great importance to safety policy research, increased awareness on safety and security, enhanced key risk management, safety improvement programs while further strengthening safety management and enhancing the development of safety strategies. Of many tactics China Southern Airlines used in achieving its remarkable safe flight operations including using video conferences on safety and seminars on safety techniques, conducting ongoing safety inspections and safety overhaul activities.

Category	Item	2012	2013	2013/2012
Safety indicators	Flight incident occurrence rate per 10,000 hours*	0.036	0.020	-0.016
	Airplane maintenance incident occurrence rate per 10,000 hours	0	0.006	0.006
	Significant airplane maintenance error occurrence rate per 10,000 hours	0.022	0.020	-0.002
	Rate of safe food served in-flight	100%	100%	0

* For definitions of indicators mentioned above, please refer to Civil Aircraft Flight Incidents (MH/T 2001-2013) proclaimed by CAAC.

(2) Safety goals

Short-term goal: Safe flying record of 20 million hours

Mid-term goal: Safe flying record of 20 years

Long-term goal: Consistent safety operation

2. Elements of Safety Management

(1) Safety policy

The Company’s safety policy consists of four elements: safety philosophy, safety principles, safety culture, and exemption from responsibility for events.

Safety philosophy: Safety is vital to the development of The Company and the linchpin of its Corporate Social Responsibility programs; with the stated goal to become one of the safest airline companies in the world. Good quality is the basis of safety and therefore closely correlates to safety.

Safety principles: Safety, with prevention of potential events, is the most important guideline.

Safety culture: The Company’ safety culture is comprised of responsibility; communication; justice and study culture(s). Responsibility calls for every employee to take responsibility for their own work; communication requires the sharing of both internal and external information to flow smoothly; justice ensures all safety related events to be investigated impartially; study encourages staff to study advanced safety management practices.

Exemption from responsibility for events: Under this policy, our employees and units are encouraged to voluntarily report safety-related incidents mandatory to be disclosed pursuant to CAAC and the Company’s requirements, with an aim to make safety-related issues to be identifiable and controllable by the Company in a timely manner. The Company may then be able to implement safety performance management in a scientific and reasonable way by conducting in-depth analysis of the root causes of safety-related incidents and through identifying accountability, so as to optimize its safety management system constantly.

(2) Safety responsibility

China Southern Airlines established a Safety Management Committee (SMC) earlier and places its safety management system under centralized control. SMC is the highest authority over safety management. SMCs and safety management departments at all levels within China Southern Airlines comprise the safety management body of the Company. Each department takes full responsibility for itself when it comes to safety management. China Southern Airlines’s Safety and Quality Supervision Division is the functional body in charge of safety management and safety supervision. In addition, it has established a three-level accountability mechanism where department heads, management team and employees will be held accountable for their respective deeds. The General Manager of each department, as its principal person-in-charge, takes full responsibility for the unit’s safe operations; the Deputy General Manager of each department, who is directly in charge of its safety management, takes direct responsibility for safety issues; The Assistant General Manager of each department, who is in charge of its operational system, takes direct responsibility for its safety. The person in charge of safety management of each department serves as its safety & quality representative and head of its SMC office overseeing daily work. Employees by themselves take direct responsibility and accountability for any safety accident related to their positions.

In 2013, all departments under China Southern Airlines signed a responsibility document and established a seasonal assessment alert system, thereby to pledge to comply with the Standards of Safety Error and Aviation Safety Assessment Rules.

(3) Safety risk management

Risk management is the most part of the safety management system, is a systematic approach to the safety management mechanism featuring ‘Prevention First’, aiming to identify potential risks in the system through the use of scientific instruments and then control and mitigate risks so as to effectively lower risk and ensure operational safety.

The procedures of safety management taken by The Company include systematic description, identification of risk source(s), assessment of the extent of consequences of potential events, evaluation on the possibility of the occurrence of an event, risk cause analysis, risk evaluation, how to identify improvement, and how to prepare risk management documentation.

In order to integrate the risk management work at different levels of the Company, in Year 2013 China Southern Airlines initialized a risk management scheme for units at all levels across the Company, which provides systematic and standardized instruction; improving the techniques for identifying potential risks; defining different classifications of risk; streamlining risk prevention procedures and creating a real-time security database and taking corresponding countermeasures. Chia Southern continuously monitors material risk sources, strengthens safety risk screening, and according to safety risk classification will improve its Five-level (Notice, Caution, Warning, Alert, Persuasion) Risk Information Release System.

China Southern Airlines strives to enhance risk management in these aspects:

(i) China Southern Airlines management makes careful and throughout study of risk nature, analyzing security trend on a regular basis in order to improve risk management evaluation mechanisms for weekly project studies, monthly analysis, quarterly reviews, interim report and annual management evaluation – all in an effort to improve evaluation quality. China Southern Airlines management draws on the experiences of airline events at home and worldwide and shares this information with all key internal and external sources. To highlight key potential safety risks, the Company will categorize them and then present them to varied groups by confirming the assignment’s person-in-charge and reviewing measurements, goals and deadlines, thus keeping safety risk in control.

(ii) The Company regularly reviews the procedures of information reports, accident investigation and risk evaluation. It will also encourages staff participation and stringently enforces the Compulsory Reporting Rules while imposing penalties on those departments and persons-in-charge who have deliberately concealed or misrepresented information on significant events or delayed reporting them to authorities.

(iii) China Southern Airlines will continue to explore safety management practices that are suitable to the Company and will progressively mitigate noticeable risks. First - the Company will work to prevent and control the risks of material changes which may cause relatively significant impact. Second - the Company will seek effective countermeasures to ease the negative impacts brought about by typical operational events; Third - Identify potential risks at a focal point where multiple procedures are taking place simultaneously, and Fourth - Reduce long-term risks arising from severe shortage in resources and frontline staff from potentially violating safety regulations under current work environments.

China Southern Airlines has introduced two concepts i.e. quality management concept and risk management concept, and it has also established a highly-secured safety auditing system. Prior to other airlines in China, China Southern Airlines adopted the IATA Operational Safety Audit (IOSA) as a standard to audit its safety and risk management, and it also updated its Safety Audit Manuals so as to conduct annual audit on safety management across the Company. Through the combination between its internal auditing policies and IOSA, China Southern Airlines has achieved expected results by finding potential issues. On December 6, 2013, China Southern Airlines smoothly passed the on-site review of IOSA for the fifth time, which laid a firm foundation for its operational safety.

(4) Safety training

By optimizing the allocation of various resources, China Southern Airlines has further standardized its safety training systems.

(i) Improving training system, standardizing training sessions and implementing systematic supervision

The Company will improve its Aviation Safety Management Manual while establishing a sound safety training system on aviation; incorporate safety education and safety training fully into its aviation Safety Management System (SMS). This will clearly define the policies, goals, general outline and requirements of safety training, standardize the procedures on conducting safety training, assign and elaborate each position’s duties.

(ii) emphsaszing induction training, identifying key points in training and improving the effectiveness of such training

China Southern Airlines management is strongly fixed on new staff hires and training. On each occasion of induction training, the Company elaborately prepares courseware, holds face-to-face lectures and increases safety awareness. These lectures are designed to train staff holding key positions in aviation systems and in order to ensure the effectiveness of safety training within a well-defined timeframe, department heads will take the lead to implement safety rules and regulations, perform quality checks on compliance.

(iii) Setting up online platform, developing online courseware and strengthening system management

China Southern Airlines has improved its Electronic Safety Management System (ESMS) in effort to manage safety training records and conduct real-time digital supervision. Airline management is also developing online safety training courses and designing an online training and assessment system for staff in charge of safety management.

3. Intensifying Security

In 2013, safety and security for international and domestic flights remained a challenging problem. Under such circumstances, China Southern Airlines continues safety management standards to guarantee safe flight operation.

(1) Flight safety

In 2013, China Southern Airlines introduced a new airplane model, the Boeing 787 Dreamliner, into its international flight service. One of the current challenges facing China Southern Airlines is how to make sure the Dreamliner can provide safe international flight service. This was one of the key aspects of China Southern Airlines flight safety management for 2013 and continues today. In order to do so, the Company will conduct security works in these four areas:

(i) The Company will make great efforts to manage flight safety, achievable by streamlining operational procedures, improving operational efficiency, and raising flight capacity margins to enhance safety margin;

(ii) The Company will evaluate the flight risks of Dreamliner and launch a safety alarm system so that any potential risks can be analyzed in advance;

(iii) The Company will promote the supervision and inspection of flight operations and improve the mechanism of services along flight service line, making sure that safety inspection of flight services can be conducted on a regular basis, and

(iv) The Company will assess the risks of specific flight routes; launch a full-scale audit on all flight routes and flight bases to ensure that the new flight route of Dreamliner meets the airline’s safety requirements.

Additionally, the Company’s aviation system departments will enhance inspection on pilots’ flight techniques including their flight qualifications. The inspection involves laws, regulations and procedures related to flight, aiming to ensure that all pilots familiarize themselves with safety requirements of flight services and pass the safety test where no references are permitted. In addition, the Company will continue to conduct tests with its pilots. Employees who fail these tests will be removed from the flight line until they finish recurrent safety training courses.

Link: On November 7, 2013, our Guangzhou Fleets Division organized copilots of B787 fleet participating into a training regarding the flight route to Auckland, in which such copilots were provided with certain details about registration, direct preparation, front preparation and ETOPS route in light of their lack of long route knowledge and the issues arising from flight under the direction of radio operators.

(2) Aircraft maintenance safety

China Southern Airlines has improved the maintenance quality of its aircraft fleets. In 2013, the Company introduced “Para-errors Mechanism” in its aircraft maintenance system and strengthened the culture of "zero tolerance” towards safety incidents. The concept was first initiated by The Company’ Shenyang Maintenance Base, where its safety management added, on top of the definitions of maintenance errors already adopted by the Company, certain new definitions (subsequently called the ”para-errors”), which are errors with less adverse impacts than that of actual maintenance inaccuracies. Para-errors raise the safety threshold by adding new definitions of relatively smaller risks under actual maintenance errors, which help build a stronger concept of maintenance management and safety culture among staff and a more cautious attitude toward their maintenance work.

Link: Nanning Flight Route Workshop (Guangxi Branch) was awarded the national title of”Demonstration Workshop of Safety Production for Youths”.

On May 31, 2013, the ”Golden Wrench” team in the Nanning Flight Route Workshop of the Aircraft Maintenance Factory (Guangxi Branch) was awarded the national title of ”Demonstration Workshop of Safety Production for Youths” jointly granted by the Central Committee of the Communist Party Young League and State Administration of Work Safety. The workshop was founded in 2004 and it currently has 56 staff. Since its founding, there have been zero anthropogenic caused accidents.

(3) Flight safety

The climate in 2013 was harsh, and extreme weather conditions such as an extended nationwide freezing fog, rainstorms and thunderstorms brought negative impacts on system wide flight operations. Accordingly, the Systems Operations Control Center of China Southern Airlines created a new post, specifically responsible for flight tracking and 24 hour monitoring on flight weather conditions. The Company also developed weather tracking information transmission software which can automatically alert civilian aircraft pilots to the change of weather conditions in a timely manner by transmitting climate change data after computerized weather models send alerts for unusual/severe weather conditions to the pilots through the Aircraft Communications Addressing and Reporting System (ACARS). So far, the successful automatic transmission rate of ACARS has achieved a remarkable 90% success rate.

In 2013, the Company enacted a precautionary alert 125 times to delay scheduled departure time of its flights, 10 of which were of an orange alert level and 47 were yellow alert level. In 2013, the Company’s ordinary flight service rate was 74.13%, representing 1.79 percentage points higher than the average level of the domestic airline industry and ranked 4th among other major airlines in China. The Company’s ordinary flight service rate of its major international flight routes to Australia, European countries, North America and other countries was 80.16%, while the rate of the Company’s aircraft loading/unloading passengers at Baiyun International Airport Guangzhou for international long haul flights was more than 84%

The Operational Command Department collected articles on safety control, listened to opinions and suggestions on risk prevention from frontline staff and motivated their sense of responsibility towards successful flight operations. The Company also appointed experts to revise Chapters 2 to 9 of its Operations Control Manual, which made the manual more in line with the requirements of Civil Aviation Administration of China and more practicable for its staff to fulfil their duties.

(4) Cabin safety

In 2013, China Southern Airlines served 91.79 million passengers, and the number of casualties caused due to our liabilities was zero. In the same year, the Company intensified inspection on its cabin safety system and appointed 23 exceptional flight attendants as safety supervisors. A four-level safety inspection system was introduced, under which safety inspection should be performed by leaders on duty, General Managers on duty, functional departments and cabins.

To deal with frequently-occurred turbulence caused by weather changes, China Southern Airlines promulgated “A Special Plan to Deal with Turbulence Emergency”, treating such turbulence as an independent emergencies, laying down an emergency response plan and clarifying countermeasures, therefore ensuring that such kind of turbulence could be properly dealt with within the shortest time. The Company also conducted practical emergency drills to strengthen its capability in dealing with “bad air”.

Link: 200 flights would be inspected at random per week.

On February 25, 2013, China Southern Airlines carried out random inspections on 43 domestic and international flights by asking flight attendants questions that mattered most; such as emergency evacuation, oven fire extinguishment and assessing the degree of emergency knowledge they have acquired. The Company continues to inspect 200 flights and nearly 1,000 flight attendants per week during the "Spring Rush". The scope of such inspection now includes cabin service coordinating guidelines.

Another important part of cabin safety is virus source control and sterilization. Throughout Year 2013, China Southern Airlines conducted cockroach density detection on aircraft that grounded on Guangzhou Baiyun International Airport and strictly complied with pesticide methods recommended by National Patriotic Health Committee, i.e. ”placing at night and collecting in the morning”. Staff laid nearly pieces of “sticky boards” in cabins overnight and then randomly assessed the cockroach density in five aircraft, which provided data to eliminate any possible infestation. Through trapping and removing, the cockroach density in cabins has decreased substantially, which provided a further sanitary environment for passengers. China Southern Airlines is the first domestic airline that has successfully tested the cockroach density with the method of ”placing at night and collecting in the morning”.

(5) Aviation safety

The domestic civil aviation industry was threatened by false and misleading information many times in recent years. In order to deal with such harmful threats, China Southern Airlines began to fully implement the Procedures in Response to Threats against Aviation Safety of China Southern Airlines Company Limited (the Procedures) in 2013.

The Procedures are prepared pursuant to the relevant international laws, international conventions, domestic laws and regulations as well as the CAAC’s regulations and are applicable to all threats and potential incidents that may be harmful to The Company flight services. The availability of these Procedures enables China Southern Airlines to make quick decisions and efficiently deal with false information so as to minimize its adverse impacts. If the Company truly encountered real bombs or explosive devices, a special assessment would be in place to provide prompt, effective and reasonable countermeasures; and if the threats turn out to be false, then this assessment would help minimize negative fallout.

Link: The Procedures request that staff adhere to the “you had better believe the worst” principle when evaluating whether a threat is an actual intimidation or a false statement. If there are no reasonable grounds to rule out any risk the threat bears, then, according to this principle, the risk is as real as it did exist. Based on this principle, three levels, respectively green, yellow and red, are assigned to match different sorts of threatening information after being assessed. The Procedures could be enacted compulsorily or launched automatically.

(6) Ground safety

China Southern Airlines enforces stringent management on ground safety. The Company attaches equal importance to ground safety, aviation safety, maintenance safety and flight safety. To ensure ground safety, the Company pays particularly attention to vehicle transportation and fire control on the ground, and makes special effort to build solid foundation for better ground safety management.

In 2013, China Southern Airlines launched a safety overhaul campaign on vehicles entitled “Three Demands, Four Inspections” under which drivers were required to take a safety theory test and participate in practical skills competition; the vehicles for special use were inspected and used on a training course for inspection and acceptance of such special vehicles; a training course on comprehensive management of equipment for special purposes and a training course of vehicle maintenance were part of this campaign.

China Southern Airlines also leverages its window service advantages to organize air police, safety volunteers and others to disseminate safety knowledge, such as knowledge of embargoed hazard products while in the air, individual property protection, safety instructions and other useful tips to passengers in airport departure hall.

(7) Food and drinking water

Flight catering refers to the food or drinks offered exclusively in the specific environment of air cabin. The safety of flight catering has become increasingly important as the airline industry expands. In 2013, China Southern Airlines adopted a grading accountability system in catering safety, under which, 69 copies of Responsibility Assuming Statement were signed by in-house functional units, 188 copies were signed by work teams and groups, and 1,790 copies were signed by designated post holders, respectively. Meanwhile, rules and regulations were improved and amendments to safe operation checklist (containing 62 items related to catering safety, aviation safety and tableware management) were made to enhance the inflight catering safety system.

China Southern Airlines has established a strict food safety control system and is capable of preventing systematic risks. In 2013, the Company conducted monthly spot food safety checks on catering units in Guangzhou; assigned 380 inspectors to inspect 120 food processing units; issued 120 copies of the On-site Inspection Advice and 12 copies of the Criticism Circulation via Office Automation-OA system; took 240 samples of coliform bacteria on airline tableware sets and issued two special notices of rectification of disinfection effect of ultraviolet lamps. The Company sponsored six sessions of food safety training and 562 employees took part in these events. In 2013, the production, transportation and other process of airline meals offered by flight catering department of China Southern Airlines achieved 100% of the relevant national criteria without one occurrence of unsafe accident related to food quality.

Link: All catering suppliers of China Southern Airlines are holders of qualified food supplier certificates and meet requirements of HACCP and relevant ISO standards. Workers in direct contact with food are required to undergo health checkups every year. In 2013, a total of 2,048 workers from catering suppliers underwent routine checkups.

No.	Name of Supplier	ISO Certification	HACCP Certification	QS Certification

1	Xinjiang Airline Food Co., Ltd	Up to 22000 standards	Acquired	Acquired

2	Shenyang Beifang Airline Food Co., Ltd	Up to 22000 standards	Acquired	Acquired

3	Dalian Airline Food Co., Ltd	Up to 22000 standards	Acquired	Acquired

4	Heilongjiang Airline Food Co., Ltd	Up to 22000 standards	Acquired	Acquired

5	Changchun Airline Food Supply Company	Up to 22000 standards	Acquired	Acquired

6	Zhengzhou Airline Food Supply Company	Up to 9000 standards	Acquired	Acquired

7	Wuhan Airline Food Supply Company	Up to 22000 standards	Acquired	Acquired

8	Changsha Airline Food Supply Company	Up to 22000 standards	Acquired	Acquired

9	Haikou Airline Food Supply Company	Up to 9000 standards	Acquired	Acquired

10	Guangzhou Nanlian Airline Food Co., Ltd	Up to 22000 standards	Acquired	Acquired

To ensure safe drinking water, China Southern Airlines has set up its own water processing plant. It consists of two parts: a water purification workshop and a purified water supply workshop. The water purification workshop is installed with relevant water processing equipment, including a chlorine dioxide generator, multi-stage filter, membrane processing system, ozone generator and ultraviolet disinfector. After being multi-filtered and sterilized, purified water flows into the water supply workshop where cleansed water is then pumped into aircraft. China Southern Airlines will assigned specific departments to conduct inspection on the sanitary conditions of the water plant and the Guangdong Entry-Exit Inspection and Quarantine Bureau is also commissioned to inspect the water quality on a monthly and yearly basis.Such inspections are in line with the Drinking Water Quality Standards jointly promulgated by the Standardization Administration of the People’s Republic of China and Ministry of Health of the People’s Republic of China. China Southern Airlines also carries out spot checks at random in workshops of its drinking water suppliers to prevent water from being contaminated during processing and transportation. In 2013, China Southern Airlines successfully passed the drinking water safety inspection by the Complex Laboratory of the Comprehensive Technical Service Center under the Entry-exit Inspection and Quarantine Bureau, and the water stations supplying airline drinking water to China Southern Airlines within 14 domestic and overseas airports also successfully passed the audit of airline drinking water quality conducted by IATA.

Part 7. GREEN DEVELOPMENT

1. Policies on Environmental Protection

Environmental protection is a key issue influencing the sustainable development of human society, and China Southern Airlines is highly concerned about the notable growth of global greenhouse gas emissions, climate change and declining biodiversity. In addition to positively echoing the proposals and milestones on sustainable development put forth by international organisations, such as the United Nations, International Civil Aviation Organization, International Air Transport Association and SkyTeam Alliance, China Southern Airlines also proactively supports the Chinese government’s policies on energy conservation and emissions reduction. The Company has taken decisive measures to improve its energy efficiency and to reduce its greenhouse gas emissions, thus responding to the public’s demand for sustainable development, including environmental protection and ecological balance, with its concrete actions.

In 2007, China Southern Airlines formulated and published its environmental protection policies with the hope of continually improving its environmental governance under the guidance of sound policies. These policies include the following elements:

(1) Strictly observe national laws and regulations on environmental protection as to reduce energy consumption and emissions;

(2) Make commitments to environmental protection with regards to the real situation and set attainable goals;

(3) Reinforce employees’ environmental protection awareness and mobilize them to join in environmental protection ;

(4) Ensure open and transparent environmental protection work and promptly reveal internal information on environmental protection to stakeholders;

(5) Positively respond to stakeholders’ expectations of China Southern Airlines’s environmental protection performance;

(6) Oversee affiliated enterprises’ performance on environmental protection and incorporate them into China Southern Airlines’s environmental protection management as to co-build a harmonious environment.

2. Overview of Energy Utilization

(1) Resource consumption

China Southern Airlines primarily consumes energy and water in its production and operations. In addition to other fossil fuels, such as gasoline, diesel, electricity and others, the consumed energy is primarily jet fuel, which accounts for over 98% of China Southern Airlines’s non-renewable energy consumption.

In 2013, the Company consumed 5.33 million tons of jet fuel (accordingly emitted 16.79 million tons of carbon dioxide) and 6.515 million tons of water.

Classified statistics of energy consumption in 2013

Classification	Quantity	Equivalent standard coal (tons)	Percentage (%)
Jet fuel	5,319,802.50 (tons)	7,827,557.40	98.42%
Gasoline	8,000.68(tons)	11,772.20	0.15%
Diesel	8,986.94 (tons)	13,094.87	0.16%
Coal	40,986.00 (tons)	29,276.30	0.37%
Electricity	17,459.49 (ten thousand kWh)	21,457.71	0.27%
Natural gas	2,592.35 (ten thousand m3)	31,108.20	0.39%
Liquefied gas	611.13(tons)	1,047.66	0.01%
Others	12,610.00(tons)	18,554.35	0.23%
Total	—	7,953,868.69	100%

(2) Energy efficiency

China Southern Airlines’s major energy utilization efficiency in 2013 is indicated as follows:

The average fuel consumption for all aircraft stands at 0.00030 tons per kilometre; China Southern Airlines’s total energy consumption is equivalent to 7.95 million tons of standard coal, and the average energy consumption per ten thousand yuan earned is equivalent to 0.81 tons of standard coal.

Statistical data of energy conservation and emissions reduction from 2009 to 2013

	Measurement units	2013	2012	2011	2010	2009
RTK	10,000	1,746,859	1,616,012	1,446,102	1,310,361	1,006,747
RPK	10,000	14,841,655	13,553,473	12,234,430	11,132,752	9,300,182
Fuel consumption per ton-kilometre	Ton	0.00030	0.00030	0.00029	0.00030	0.00041
All aircraft
Fuel consumption	Ton	5,319,803	4,809,261	4,238,856	39,331,42	3,313,842
	Litre	6,733,927,848	6,087,605,596	5,367,537,178	4,978,606,329	4,194,736,709
Fuel efficiency	g/RTK	304	298	293	300	329
	l/100RTK	38.55	37.75	37.12	37.99	41.93
CO2 emissions	Ton	16,757,379	15,149,172	13,357,125	12,389,262	10,451,858
	g/RTK	959	939	924	945	1,036
Passenger aircraft
Fuel consumption	Ton	5,050,647	4,532,897	4,006,345	3,742,944	3,261,796
	Litre	6,393,224,051	5,737,844,303	5,071,322,784	4,737,903,797	4,155,154
Fuel efficiency	g/RPK	34	33	33	34	35
	l/100RPK	4.31	4.15	4.15	4.26	4.47
CO2 emissions	ton	15,909,538	14,278,625	12,619,986.75	11,790,274	10,287,705
	g/RPK	107.20	103.15	103.15	107.10	110.62

(3) Green achievements

From 2010 to 2013, the average fuel consumption by China Southern Airlines’s aircraft fleet was 2.93 ton/10,000 ton kilometre, 2.97 ton/ 10,000 ton kilometre and 3.04 ton/10,000 ton kilometre, respectively. Fuel efficiency has reached advanced level of domestic industry.

In 2013,with the outstanding performance in environmental protection, China Southern Airlines was short listed into the Top 100 Green Companies in China, which demonstrates that the Company is one of the most eco-friendly and healthy companies in China.

3. Implementing “Green Flight”

Climate changes broadly affect human beings’ survival and development, and lead to the advent of the concept and practice of ”low-carbon economy”, which is now universally accepted. A promising industry in China, the civil aviation industry plays an important role in energy conservation and emission reductions. The Company highly values its green development and considers it a crucial measure of its CSR programs to improve its core competency and fulfill its social responsibilities. By adhering to its concept of ”green flight, green service, green consumption and green innovation” and implementing through proper management and technologies, the Company succeeded in energy conservation and emission reduction and successfully carried out its commitments to green flight through such concrete measures as optimizing aircraft fleet, optimizing flight routes, refitting aircraft and non-polluting production.

(1) Optimising aircraft fleet

What aircraft model emits the lowest carbon dioxide? At what velocity an aircraft have the highest energy efficiency? How can a flight route be designed that can save the most time? Flying at what altitude can an aircraft consume the least fuel? These are the questions that China Southern Airlines has been asking and seeking an answer for years.

Optimizing the fleet structure is the most important measure airline companies can take to conserve energy and reduce emissions. China Southern Airlines constantly eliminates old-fashioned airplanes, so as to improve fuel efficiency and reduce the environmental impact caused by aircraft flying. Compared with old aircraft, new aircraft are safer, more fuel-efficient and creates less noise. In 2013, the Company introduced 85 new aircraft, retired 15 aircraft, permanently stored eight obsolete Embraer 145 and Boeing 747F, and by so doing lowered the average age of its fleet to 6 years. Currently, the new generation aircraft of high efficiency (such as the Airbus A320 and Boeing 737) account for 76% of its fleet, which helps dramatically reduce aircraft’s fuel consumption and improve energy utilization efficiency. For example, fuel consumption (in tons per kilometer) could be reduced by 40% just by substituting the E145 with an Airbus A319, and nearly 30% by replacing the B747 freighter with a 777 freighter.

B787, China Southern Airlines’s new aircraft model, features a total length of 56.72 metre, a height of 16.92 metre, a wing span of 60.12 metre, a maximum takeoff weight of 227.9 ton and a flying range of 14,200 to 15,200 kilometres. Taking advantage of four key technologies, namely the new engine, usage of more lightweight composite materials, high-efficiency system and excellent aerodynamic performance, the Dreamliner can save as much as 20% of the fuel consumption by an aircraft of same size. Likewise, after acoustic treatments, it can eliminate more than 60% of the noise made by an aircraft of same size as the Dreamliner.

(2) Optimising flight routes

China Southern Airlines currently has more than 561 aircraft and more than 2,000 flight routes and is the largest airline in the People’s Republic of China in terms of the size of aircraft fleet and flight route network. With so many aircraft and flight routes, it demands a prudently-designed flight route and route map, which directly impacts fuel consumption. For example, it will take an A320 more than 10 minutes to make an additional circle over an airport and consume more than 500 kilograms of fuel. In recent years, after analyzing and assessing the efficiency of more than 500 flight routes, the Company proposed a strategic concept of ”replacing the curve way with a straight way and building a freeway in the air’, which simplifies the departure and landing procedures of aircraft, this reducing flight time and fuel consumption.

According to statistics collected by the Company after optimization of its flight routes in 2013, the average flight route optimization rate was 35.6%, and about 59,000 flight services took the advantage of optimized flight routes. Accordingly, about 3,400 hours of flying time and about 8,000 tons of fuel were saved. For example, since August 22, 2013, SOC and Xinjiang Branch have jointly optimized their flight routes performed by 777-200A aircraft from Urumqi to Guangzhou and Hongqiao, through the optimized flight routes, a one-way distance can be shortened by 295 km, thus saving 20 minutes of flying time. According to calculations made by the Company, the two flight routes from Urumqi to Guangzhou and Hongqiao enable the Company to save about 340 tons of fuel and about 480 hours of flying time every year, respectively.

Provisional Flight Routes. China Southern Airlines cooperated with local air control and air forces authorities to optimize flight routes and the landing and departure procedures.

Link: Our flight route of 231 sea miles from Guangzhou Airport via Longmen, Xiuduan Street, Chengtan to Jieyang Chaoshan Airport was previously approved by the Air Traffic Management Bureau. After negotiation and coordination conducted by China Southern Airlines’s Shantou Branch with relevant authorities, a provisional route via Shilong and X63 to Shantou Jieyang Airport was used, which shortened flight distance by 47 sea miles or eight minutes of flying time and saved 184 kilograms of fuel per journey. On the basis of 2,190 flights between Guangzhou and Jieyang per year (6 flights per day) and an utilization rate of 80%, it is expected that an average of approximately 323 tons of jet fuel can be saved per year.

Optimizing Flight Routes During Changes in Leisure/Business Markets. Optimizing flight routes is an optimal way to save fuel. Through constant flight route optimization, China Southern Airlines can maximally reduce jet fuel consumption, improve efficiency and diversify the Company’s approaches to protect environment. In 2013, China Southern Airlines optimized its four flight routes, namely, Urumqi–Guangzhou, Urumqi–Shanghai Hongqiao, Urumqi–Chengdu and Guangzhou-Los Angeles.

Link: In serving the Los Angeles - Guangzhou flight route, the Boeing 777 previously departed Los Angeles and headed north to Anchorage, then entered China through Russia, flew over Harbin and then headed south to Guangzhou, forming an inverted ”U” shape. Today using the Airbus A380, the flight route is optimized into a straight line from Los Angeles directly across Pacific Ocean over Japan, entering China from Shanghai and then south to Guangzhou, saving 1 flight hour for a single trip.

(3) Speed controls

China Southern Airlines first adjusted the flight cost index that had been in place for many years in the domestic civil aviation industry and adopted a new flight index. Cost index (CI), a correlation of the time-related cost of civil aviation and the cost of fuel, is used to determine the flying speed of an aircraft. An increase in the CI reflects an increase in flying speed, a reduction in flight time and an increase in fuel consumption, and to the contrary, a lower CI implies reduced flying speed and fuel consumption but a higher time cost. As such, flying at the most appropriate CI is crucial for an airline to improve its fuel utilization efficiency.

Based on its many years' flight experiences, China Southern Airlines made measurements and calculating its own fuel cost and time cost, eventually establishing 17 maximum-efficiency figures that match 17 different models of aircraft within the fleet. For example, a flight performed by a B777 from Guangzhou to Osaka, the cost index falls to 60 from 100, and its fuel consumption would drop by approximately 300 kilograms as estimated by its system. After using the new index the Company has saved more than 1,000 tons of jet fuel every month on average.

(4) Redispatch techniques

The redispatch technique is the skill that is used for long-haul international flight which complies with redispatch regulations, and also makes full use of reserve fuel to reduce residual oil when arriving at the destination airport and effectively avoiding extra fuel consumption incurred by loading extra reserve oil. This technique is widely used among the Company’s flight services. After comparing two different methods taken by its Paris-Guangzhou flight route, China Southern Airlines found that the difference of jet fuel consumption between flights adopting the redispatch technique and those not adopting such technique was approximately five tons. In 2013, on a one-way basis, the Company’s aircraft employed such technique to a rate of 100% on the Guangzhou - Los Angeles flight route service, and a rate of 100% in Guangzhou - Sydney flight route service. According to the statistics collected by China Southern Airlines, by using this technique, it is able to save more than 16,000 tons of jet fuel every year.

(5) Energy-saving technologies

(i) Accelerating the installation of winglets on its Boring 737NG aircraft. One of the effective ways to reduce jet fuel consumption and reduce carbon dioxide emissions for airline companies is to install winglets on the tip of aircraft wings. In 2013, all 27 Boeing 737NGs purchased by China Southern Airlines were equipped with winglets prior to delivery. And 16 Boeing 737NGs in operation were also equipped with winglets. It is estimated that it will help reduce fuel consumption of the Company by approximately 2.25%, save 204.4 tons of aviation oil and reduce 643.8 tons of carbon dioxide emissions every year, per plane.

(ii) Further upgrades to aircraft engines. It is estimated that airplane fuel consumption may be reduced by 0.7% after engine upgrades. China Southern Airlines has set up a refitting scheme to improve 106 V2500 engines, and now 82 engines have been finished. And now 82 engines have been finished. After completion of this program, due to saving jet fuel consumption and improving combustion efficiency, it is projected that nearly 2,500 tons of carbon dioxide emissions can be eliminated every year, per engine.

(iii) Flight plan reliability and fuel cost controls. In 2013, China Southern Airlines completed the establishment and testing of its Flight Plan Reliability System, which was designed to collect critical source data such as flight plans and assignment notice. This system can automatically analyze the changes in the cost of jet fuel, the extent of controlling turbulence en route, the refueling “habits” of pilots, the fuel supplying “habits” of flight dispatchers and the usage rate of provisional flight route, which help reduce fuel consumption and improve fuel efficiency.

China Southern Airlines has been exploring how to fly airplanes using synthetic bio-fuel. Compared to traditional jet fuel, bio-fuel can help reduce carbon dioxide emissions from 55% to 92%. Not only renewable, bio-fuel need not make any improvements to the existing airplane engines and attains a high environmental-friendly advantage.

Link: Two technological improvement projects (installing winglets on the wings of B737NGs and upgrading V2500 engines by the Company’s maintenance and engineering department) made landmark achievements in energy conservation and emission reductions. Due to these and other achievements, China Southern Airlines was awarded the National Labor Certificate.

Link: Removing redundant slide rafts and saving thousands of tons of jet fuel per year.

When maintaining aircraft, China Southern Airlines’s senior engineers found that an airplane need not equip with auxiliary slide rafts when its number of seats is less than 165. The Company’s A320 previously had 165 seats, but after its refurbishing its Economy Class configuration, there are currently 162 seats. So engineers suggested those auxiliary rafts be removed. In response to this, the Company promptly convened a meeting to analyze the feasibility of the advice and finally decided to adopt it. Accordingly, the auxiliary rafts on 68 planes have been removed, and the weight therein has saved more than 1,300 tons of jet fuel every year.

(6) Environmental protection on the ground

China Southern Airlines has extended the scope of its “green development” from air to ground. As for energy consumption management on the ground, China Southern Airlines has fully utilizing power sources and air conditioning when parking its aircraft at air terminals, so as to reduce jet fuel consumption. In addition, China Southern Airlines has implemented a series of effective plans and measures in respect of vehicle management and energy efficiency of buildings, persistently promoted its clean operation strategies, and explored green development opportunities.

Case study: Since 2005, China Southern Airlines management has been working to simplify the procedures for arrivals and departures of aircrafts, and continuing to minimize ground taxiing time, waiting time and flying time in order to reduce flight time and fuel consumption. For example, in accordance with the operational characteristics of two runways on the east and west sides of Guangzhou Baiyun International Airport, the aircraft will be parked at the aprons such as Dongyizhi Corridor, so as to take off from the nearby runaway and thereby reduce taxiing time and fuel consumption.

China Southern Airlines implements strict waste management procedures in cabins. First, we have strict procedures to deal with disposal of solid wastes. Depending on the size of aircrafts, China Southern Airlines has appropriately provided them with solid waste disposal vehicles and teams of specialized workers such as solid waste recycling workers and sewage workers, and has regularly carried out disinfection for the vehicles and workers, disinfected and categorized solid waste materials, recycled renewable materials and transported non-renewable wastes to dedicated waste treatment plants for disposal. China Southern Airlines has strict procedures to deal with disposal of liquid wastes. In addition to the deployment of appropriate equipment and workers, liquid wastes are segregated into solid and liquid materials. Solid materials will be sorted out and delivered to a specialized waste treatment plant for burning, while the liquid portion will undergo an oxidation and secondary sedimentation process, and then be delivered to a sewage treatment station where liquids are treated, chlorinated and disinfected and finally discharged after meeting relevant emission standards.

4. “Green Service and Consumption”

China Southern Airlines actively supervises its employees to support green office and low-carbon consumption, encourages them to take voluntary action, and practice energy saving and emissions reduction in every aspect of work and daily life. The Company encourages employees to save electricity, water, paper and food, and puts reminders for energy saving and emissions reduction beside photocopying machines, computers, switches of air-conditioners and washrooms to remind its employees to save water and electricity.

(1) Strengthen the management of water and power usage. Strictly implement water and power management practices and turn off unnecessary lights and running faucets in a timely manner to avoid the waste of water and power. Turn on central air-conditioning only when room temperature is 27℃ or above, and set air-conditioning at no lower than 26℃.

(2) Select and purchase energy-efficient products to reduce energy consumption of office equipment. The Company strictly implements energy-efficient standards on equipment procurement, and promotes high energy efficiency, water saving and environmental friendly products, rather than taking low price as a priority, when procuring office equipment and other electrical appliances.

(3) Carry out "no waste campaign" by putting posters on notable places in restaurants, canteens and other dining places, encouraging employees to prevent food leftovers, thereby fostering a food-saving atmosphere.

(4) Use in-house media to promote energy conservation by publicizing the energy-conservation initiatives of every unit one by one and enhancing mutual exchange and learning among different business units.

In addition, taking opportunities of various public environmental protection activities such as the "National Energy Conservation Promotional Week" and the "June 5 Environment Day", China Southern Airlines organizes energy conservation competition among its various operating units to improve employees’ consciousness on energy conservation, resources saving and environmental protection.

China Southern Airlines proactively advocates the theme of "green cabin" and promotes the idea of environmental protection among passengers. Both the Shenzhen Branch and Chongqing Company have notice boards propagating energy conservation at ticketing counters and check-in counters. The Dalian Branch has conducted an environmental protection activity themed "Low-carbon Travel with China Southern Airlines for a Glorious China Dream" on their flights. The Guangxi Branch disseminated tips for energy conservation and emission reduction on its flights and passengers on board signed up for this activity. The Shanghai hub promoted energy conservation and emission reduction through its WeChat platform, calling on passengers to implement it in their daily life.The Company’s ground service department also advocated the green philosophy at departure halls and transit counters, guiding passengers to complete the paperless boarding process.

5. “Green Innovation”

China Southern Airlines applied the latest information technology to make continuous innovations in "low-carbon travel" for passengers. China Southern Airlines was the first domestic airline to launch WeChat check-in in January 2013, so as to realize paperless operation in the entire process from ticketing to boarding. In 2013, there were more than 4.3 million passengers using paperless check-in services. These technological innovations have brought great convenience to passengers, reduced energy consumption and improved the efficiency and quality of services, thereby achieving the goals of low-carbon travel.

Links: WeChat-based services are user-friendly. Users only need to login their WeChat accounts, search for the public account of “China Southern Airlines” (WeChat account No.: CS95539) or scan its two-dimensional code to add it as a friend. And then, users may reply with a number to select the type of services currently offered on the WeChat platform, including 20 services such as a boarding pass, checking air fares, flight status and weather conditions.

China Southern Airlines’s diligent effort in energy conservation and emission reduction has received widespread attention from the public. On May 31, 2013, an article entitled "A Commitment in the Sky" was published by the CAAC Journal, highlighting China Southern Airlines’s management initiatives for energy conservation and emission reduction and its achievements, which were further publicized and reproduced on other authoritative media such as People’s Daily Online (www.people.com.cn), Sina (www.sina.com.cn) and China Central Enterprise News (http://ccnews.people.com.cn).

Part 8. SEEKING FOR EXCELLENCE

1. Benefiting From Strategic Transformation

On October 27 and 28, 2013, China Southern Airlines’s flagship aircraft A380 and B787 took off from Guangzhou Baiyun International Airport to Sydney and Auckland respectively, marking a new stage of China Southern Airlines’s strategic transformation focusing more on the improvement of service quality and brand awareness.

In 2010, China Southern Airlines selected Australian transit as a breakthrough and capitalized on the strength of the whole company to transport passengers, especially passengers under the sixth freedom traffic right*, to the Guangzhou hub. This has changed the past situation that international routes originated in the hub were totally dependent on local passengers. Thus China Southern Airlines has found a way to take advantage of its large scale, support the construction of its hubs and operate its major international routes. Within a short period of four years, the number of China Southern Airlines’s international destinations in Australia and New Zealand increased from 2 to 5, with the number of international flights increasing from 20 to 102 per week, up by 510%. In 2013, China Southern Airlines carried a total of 838 thousand passengers via its routes to and from Australia and New Zealand, accounting for nearly 27% of the passenger transportation market between China and Australia/New Zealand, and being the largest carrier serving between Mainland China and Australia/New Zealand for four consecutive years.

Currently, China Southern Airlines has successfully reproduced its transit-at-hub development mode to its four hubs in Guangzhou, Beijing, Chongqing and Urumqi as well as its major international routes, bringing continuous improvements to the overall internationalization of the Company, and the effectiveness of the strategic transformation has become increasingly significant. The ratio of China Southern Airlines’s available seat-kilometres (ASK) on its international routes increased from 19.98% to 27%, and the number of its international destinations increased from 45 to 54 as compared with 2009. The number of China Southern Airlines’s international routes increased from 68 to 90, and the number of its international flights increased from 561 to 1,054 per week, representing an increase of 87.9%. The number of international passengers (including regional passengers) carried increased from 4.37 million to 8.10 million, up by 86%. The number of international passengers carried reached 8.10 million in 2013.

On this basis, China Southern Airlines, by further leveraging on the unique advantage of developing the sixth freedom traffic right in its Guangzhou hub, first adopted the sixth freedom traffic right as a corporate strategy in China’s civil aviation industry in August 2012, and launched the "Canton Route" to participate in international competition for transit passengers. As a result, a new route from Europe to Australia via Guangzhou was launched in the mainstream market. In 2013, 105 thousand transit passengers on the Oceania-to-Europe routes were carried via the Guangzhou hub under the sixth freedom traffic right, representing an increase of 39% as compared with 2012.

*The Sixth Freedom Traffic Rights refers to the right of an airline company to carry passengers and cargo from a second country or region to a third country or region by stopping over the country or region where the airline is registered, this means a combination of the third freedom traffic rights and fourth freedom traffic rights. For instance, for our London-Guangzhou-Sidney flight route, China Southern Airlines has the right to carry British passengers to Australia by stopping over Guangzhou.

In 2013, China Southern Airlines continued to improve customs clearance policies to reduce the connection flight loss rate of passengers, and made efforts to improve the experience of international passengers, leading to higher growth in the number of transit passengers than the increase of investment in its international capacity. Its international operations continued to perform well. In 2013, the number of international transit passengers at our Guangzhou hub increased by 11.4%, while investment in international capacity (in terms of the number of seats) increased by 10.9%. The number of international transit passengers at our Urumqi hub increased by 9.6% year-on-year, while investment in international capacity (in terms of the number of seats) increased by 3.5%. In 2013, China Southern Airlines recorded transit revenue of RMB 5.426 billion, representing a year-on-year increase of 6.4%.

Links: The four hubs of China Southern Airlines, namely Guangzhou, Beijing, Urumqi and Chongqing served an aggregate of 3.526 million transit passengers, representing a year-on-year increase of 3.9%; among which the number of transit passengers under the sixth freedom traffic right reached 492 thousand, representing a year-on-year increase of 32.6%. This figure increased by 109% and 2,691% respectively as compared with 2009. Among them, Guangzhou hub served 1.78 million international transit passengers, representing a year-on-year increase of 11.4%; Beijing hub served 143 thousand international transit passengers, representing a year-on-year increase of 10%; and Urumqi hub served 179 thousand international transit passengers, representing a year-on-year increase of 9.6%. The percentage of China Southern Airlines’s international transits at Guangzhou reached 50%.

China Southern Airlines’s transit service via Australia and New Zealand has translated into strong growth in its market share in Europe. Among the major international routes newly launched by us in 2013, the Moscow route achieved a passenger load factor of 85% at its first launch. The London route, with its capacity doubled year on year, saw its passenger load factor improved by 10 percentage points. The Vancouver route, with its capacity grew by 40% year on year, continued to have a passenger load factor of over 80%. In 2013, the passenger load factor of China Southern Airlines’s international routes improved by 7.9 percentage points as compared with 2009. The ultimate goal of China Southern Airlines’ strategic transformation is to build an extensive domestic and international route network to provide rapid and convenient transit services for domestic and international passengers, thus promoting economic exchange and prosperity in both the East and the West.

2. Implementing Comprehensive Budgetary Management

In this year, China Southern Airlines increased revenue through strategic transformation, strictly controlled costs through Comprehensive Budgetary Management, and succeeded in enhancing earnings base and strengthening competitive advantage.

The Company’s Comprehensive Budgetary Management mechanism is a strategy-orientated integrated management system, which takes resources allocation as the core, leverages on the modern network and information technology, and integrates various specialized budgetary tools, such as business budget, capital budget, payroll expenses budget and financial budget. Covering the whole staff, factors of production and the entire process of management, the system is a comprehensive and systematic management tool and an effective instrument for us to achieve intensive, refined, regularized and standardized management.

In the past five years, China Southern Airlines had been exploring how to improve quality and efficiency simultaneously and how to make the Company more competitive in the industry at home and on the international arena, so as to achieve a transformation from extensive growth to intensive growth. By the end of 2012, having learned lessons and experiences from cost control practices in the past, China Southern Airlines proposed a strategic blueprint of implementing Comprehensive Budgetary Management and developing a Comprehensive Budgetary Management mechanism based on its own conditions and in line with the advanced cost control systems in the world. The purpose is to effectively connect the Comprehensive Budget Management with our strategic goals within two to three years, and significantly improve China Southern Airlines’s management skill, profitability and risk-resistance capacity.

China Southern Airlines re-organized its comprehensive budget units, and optimized the organization structure of the Comprehensive Budgetary Management Committee, the Comprehensive Budgetary Management Office, the Specialized Budgetary Committees and the Accountability Center. Our Comprehensive Budgetary Management Committee consists of executives of the Company and heads of key functional departments. It has three specialized budgetary committees: namely, the Strategy and Investment Committee (responsible for coordination between strategic planning and budget as well as investment budget); the Finance and Assessment Committee (responsible for operational budgets, cost estimates and assessment of budget outcomes) and the Remuneration Committee (responsible for human resources budget). The Comprehensive Budgetary Management Committee maintain a permanent office as the daily routine office, which is responsible for inter-system communication and coordination and keeping budgetary control on production and operation.

In 2013, China Southern Airlines made all its budget expenditures subject to a pre-event approval mechanism, in which all units were required to “spend before calculation”, but subject to “calculation before spending”, and such budgetary concept was implemented in the course of business activities. Before the implementation, China Southern Airlines had conducted cost scenario simulation on more than 230 cost items to assess each of them at what control point and 99 cost items were determined for initial reporting, representing more than 70% of total expenditures of the Company. The Company prepared the guidelines and solicited opinion on it, thereby forming the "Pre-Event Approval Guidelines on Comprehensive Budget Expenditure", the "Index Guidelines" and the "Business Scope Guidelines". As at the end of September, the amount subject to budgetary approval covered 56% of the entire cost of the Company. Meanwhile, in order to allow business units to organize their operating activities flexibly, China Southern Airlines issued the "Comprehensive Budget Adjustment Measures", specifying that 20 cost items may be determined by the relevant business units at their discretion and be subject to a change up to 15% as compared with the amount projected at the beginning of that year, so as to improve working efficiency.

Meanwhile, the Company strictly operated within the budget and achieved a closed-loop budget management. The Company established an accountability system for comprehensive budget where the budgetary management responsibilities are separate, so that budget expenditures are under rigid control. The Company also established a regulatory mechanism where proper authorization shall be obtained for matters within budget scope, strict approval is required for matters beyond budgetary limit and rigid disciplines are imposed on budgetary implementation. The Company further established a regular analysis and reporting system for comprehensive budget to summarize issues revealed during budgetary implementation at quarterly and monthly budgetary analysis meetings and to propose solutions. Furthermore, the Company established an operational risk warning mechanism and a set of specific key monitoring indicators for conducting real-time monitoring of business conditions, and developed a feedback-based revaluation mechanism for major issues affecting budgetary implementation.

As an important means of internal control, China Southern Airlines’s Comprehensive Budgetary Management helps control the overall potential risks associated with rapid development and achieve stable development under complex situations through overall forecast and monitoring of various business activities. China Southern Airlines will continue to pursue excellence and enhance management skill, and build its own cost competitive advantage under the guidance of the Comprehensive Budgetary Management.

3. Expanding Influence of Corporate Brand

A brand is a concentrated reflection of comprehensive corporate strength, while brand image and public perception are important parts of corporate value. By continuously pushing forward with the strategic transformation and the innovation of its own value and brand image, China Southern Airlines has greatly enriched its brand value.

In 2013, China Southern Airlines continued to enhance public awareness of its brand by a series of large events such as New Zealand Prime Minister Visiting China Southern Airlines, Report on "Paying a Visit to a New State-owned Enterprise" by the State Media, First Boeing 787 Dreamliner in China Joined the Fleet, as well as participation in the Sydney and Melbourne Cultural Festival and the Conference Regarding the Future of Air Transport held in Britain. Through cooperation with relevant national and regional tourism authorities and airports, China Southern Airlines managed to expand its local presence, build itself as a responsible corporate citizen, and won appraisal from leading domestic and foreign media.

From June 1 to June 2, 2013, China Southern Airlines became the topic of CCTV’s China Central News Daily on two successive days, which greatly enhanced its brand image. In particular, the special report broadcast on June 1, bearing a title of "Flying all over the world with the Chinese Dream in mind”, described the strategic process of China Southern Airlines in exploring the global market and the Canton Route and praised China Southern Airlines for its efforts in gaining international respect for Chinese enterprises. The coverage broadcast on June 2 presented the inspiring arrival of the first Boeing 787 of China Southern Airlines at Guangzhou.

On July 23, 2013, the provincial government of Guangdong announced a 72-hour Transit Visa Exemption Policy to transit passengers in Guangzhou with effect from August 1, 2013. China Southern Airlines simultaneously released the 72-hour Transit Visa Exemption Policy at its home city – Guangzhou, and at its 10 overseas branches across the world, and launched a series of transit products to enhance global awareness of this policy. The Company’s activities were reported on front pages of numerous leading newspapers in China, and reported by BBC and Financial Times in Britain, and WTV, TV33 and The New Zealand Herald in New Zealand. More than 500 relevant articles have appeared in domestic and overseas newspapers, which further enhanced the international awareness and influence of China Southern Airlines.

4. Steadily Developing International Market

(1) Developing global big customers

In 2013, China Southern Airlines made a breakthrough in developing global big customers*, and signed with 12 major customers (all among the Fortune 500s) as at the end of the year. The global big customer service integrates the worldwide procurement information of a particular customer to offer a global premium package. After joining the SkyTeam Alliance and implementing its internationalization strategy, China Southern Airlines introduced its global big customer development program in 2011. The growth of global big customer base will facilitate the continuous improvement and expansion of the extensive route network of China Southern Airlines and improves its passenger load factor and service quality on international routes.

* The global big customers of China Southern Airlines are defined as multinational corporate customers whose total annual expenditure on air travels exceeds RMB5 million and whose travel routes cover at least two oceans and three destination countries.

(2) Opening several international routes

In 2013, China Southern Airlines speeded up its hub construction and enhanced its international route network layout by opening flight routes, adding flights and optimizing the flight route mix.

At 14:15 on June 19, 2013, an A330 aircraft full of passengers took off from Guangzhou Baiyun International Airport for a non-stop journey to Moscow. This marked the official opening of the Guangzhou-Moscow Flight Route of China Southern Airlines, and became the fourth non-stop flight route of China Southern Airlines from the hub city of Guangzhou to Europe after Paris, Amsterdam and London.

In recent years, a lot of economic and cultural exchanges were made between China and Russia to forge a close strategic partnership. In 2013, a campaign named “100,000 Guangdong tourists to Russia” was jointly launched by China Southern Airlines and the Guangdong Provincial Government. Currently, China Southern Airlines and Russia have realized code-sharing on the Guangzhou-Moscow flight route.

In addition, in 2013, China Southern Airlines launched several new international routes (including Guangzhou-Chiang Mai services and Guangzhou-Bali services), and added international flights (with Guangzhou-London services increased to 7 flights, Guangzhou-Brisbane services to 7 flights and Guangzhou-Auckland services to 10 flights per week). Meanwhile, the flight route mix to Japan and South Korea was optimized, and the connection with Australian and Southeast Asian flight routes was enhanced.

(3) Accelerating the internationalization process

In 2013, China Southern Airlines pushed strategic restructuring and accelerated internationalization through constant innovation and breaking-through. As a result, the available seat kilometres in its international routes increased accounted for 27%, 15 new international routes were launched , the number of international destinations grew to 69.

On October 27, 2013, at 21:05 in the evening, one of China Southern Airlines’s A380s took off from Guangzhou for a flight to Sydney. This was the second international route of China Southern Airlines’ A380s after the Guangzhou-Los Angeles route. On October 28 2013, exactly at 00:30 in mid night, China Southern Airlines’s first Boeing 787 was put into use on the Guangzhou-Auckland route. The use of flagship aircraft A380 and B787 on Austrian and New Zealand markets was a milestone of China Southern Airlines in internationalization.

Of these two aircraft models, one is designed for large hub markets with large capacity; the other is for long and middle haul non-stop flight routes which are highly-fragmented with stops. They are highly complementary to each other, and have become two wings of China Southern Airlines in hub construction and implementing its internationalization strategy. The use of flagship model on important flight route like Canton Route not only helped China Southern Airlines gain brand influence and international reputation, but also made it more competitive on Austrian and European routes.

Australia -New Zealand region is crucial for China Southern Airlines to implementing its internationalization strategy and thus an important market. It is also an important pivot for the Canton Route of China Southern Airlines. Since the launch of Australian transit route in 2009, China Southern Airlines has opened several destinations, including Sydney, Melbourne, Brisbane, Auckland and Perth in the Australia-New Zealand region. In 2013, China Southern Airlines commenced code-sharing cooperation with Qantas and extended its “Canton Route” to the major cities in Australia by collaborating Qantas’s ten domestic and international flight routes. In the future, China Southern Airlines will expand carrying capacity in the Australia-New Zealand region. The number of round-trip flights per week of China Southern Airlines in the Australia-New Zealand region is expected to reach 110 by the end of 2015.

Guangzhou hub made China Southern Airlines speed for international transit passengers. In August 2013, China Southern Airlines helped implement the 72-hour Transit Visa Exemption Policy at Guangzhou Baiyun International Airport, which facilitated short visit to Guangzhou by foreign tourists who held third-country visa and tickets from 45 countries and regions. Guangzhou hub thus enhanced its international competitiveness and attractiveness. China Southern Airlines also developed specific transit, local tours and sightseeing products for international transit passengers so as to attract international airline travellers to make a stopover or take vacation in Guangzhou. The number of transit passengers enjoying services under the sixth freedom traffic right at the Guangzhou hub increased rapidly from 17,000 passengers in 2009 to 469 thousand passengers in 2013, representing an increase of 26.5 times within four years, and this has created a China Southern Airlines speed never seen in the industry.

Part 9. CUSTOMERS FIRST

China Southern Airlines has been continually committed to the service concept of “beginning with the customers' feelings and cherishing every opportunity to serve”; providing quality service in a professional and efficient manner. Since the Company highly values the level of its customers' satisfaction, it strives to strengthen its communications with customers, to understand their demands, to make customer expectation-oriented plans, and to improve the quality of their product and service standards.

2013 marked China Southern Airlines’s International Brand Service Elevation Year. Guided by its service concept of “beginning with the customers’ feelings and cherishing every opportunity to serve”, China Southern Airlines has spared no effort in establishing its competitive edge. By increasing investment in service, China Southern Airlines further improved its flight service quality and added features to its services, actively building its comparative advantage.

Link: China Southern Airlines has stayed firmly secured its service strategy and constantly optimized its quality of service. Through various creative activities, namely the “Quality Service Year” in 2007; the “Brand Service Year” in 2008; the “Brand Service Elevation Year” in 2009; the “Brand Service Expansion Year” in 2010; the “Brand Service Innovation Year” in 2011 and the “International Brand Service Year” in 2012, the overall service awareness and standards of China Southern Airlines have gradually improved to new heights.

Category	Item	2012	2013	2013/2012
Indicator	Flight Punctuality Rate*	77.16%	74.13%	-3.03%
	Malignant Delay Rate	0.26%	0.24%	-0.02%
	Valid Complaint Rate*	0.033	0.034%	0.001%
	Flight Punctuality Rate at Hub Airports	60%	67.36%	7.36%
	Through Service Rate	98.71%	97.1%	-1.61%
	Baggage Error Rate#	0.0272	0.089%	0.0618%

*The definitions and data of the indicators refer to relevant publicized materials of CAAC.

#The statistics for 2012 covered outbound flights only, and these for 2013 covered both inbound and outbound flights, therefore the Baggage Error Rate of 2013 increased greater than that of 2012.

1. Listening To The Customer

The world changes and so do the demands of customers. It has become necessary for companies to listen to customers' voices. China Southern Airlines centres its services on its customers' satisfaction and pays great attention to the management of the details by listening to its customers' points of view.

At the beginning of 2013, China Southern Airlines required managers to experience the airline’s customer service as a passenger in order to find issues that customers may feel uncomfortable and to consider customer needs more deeply in making decisions, optimizing procedures and improving services.

On September 5, 2013, China Southern Airlines organized a symposium for travel agencies, agents, and representatives of the airline’s frequent flyer program, The Sky Pearl Club and its members. Mr. Si Xianmin and Mr. Zhang Zifang (Secretary of the Party Committee) had personal exchanges and with all representatives, to learn of the opinions of the passengers. Representatives at the meeting freely expressed their opinions, and proposed more than 40 comments and suggestions regarding quality of service, sales management, as well as product development issues. Mr. Si and Mr. Zhang listened carefully, exchanged their ideas with all representatives and expressed their gratitude to all attendees. China Southern Airlines will consider each comment or suggestion seriously and formulate specific measures and send replies to each representative.

In March 2013, China Southern Airlines began to print customer comment cards and distribute the same to its passengers which included the websites of www.airlinequality.com (Skytrax) and Productreview.com.au as well as the contact in-charge and the telephone number of the transit hotline (020-8612-4008). Targeting international transit passengers at the airline’s Guangzhou hub, these cards are mainly for soliciting feedback from passengers. After examination of the needs of its passengers, China Southern Airlines launched a “spectacles cleaning” service at its various VIP lounges in Guangzhou to offer free eye glass cleaning service for passengers, and the satisfaction rate of this service reached 98%.

Link: On July 4, 2013, the new user feedback system on CSN’s official website was launched which gave clear guidance to passengers, and became a portal in which passengers’ feedback could be presented directly to the airline. Users can access this page by clicking on the “User Feedback” button at the bottom of the website. Feedback from users will be classified according to certain criteria and subsequently handled by relevant departments.

2. Optimizing Service Standards

(1) Improving delay response system

Flight delays cause inconvenience to all travelers and reducing the delay rate of all flights is a key measure to improve service quality. In 2013, China Southern Airlines made several amendments to its “Service Standards for Irregular Flight Manual” and “Ground Services in Response to Massive Flight Delays Emergency Plan”, which clarified, in event of flight delays, announcements of flight delay, provisions for food and accommodations and baggage service. Since Feburary 5, 2013, announcements of flight delays for all domestic flights and the flights departing from domestic airports were made by the customer service center. The customer service center works to contact passengers through a combination of short text messages through it centralized call center at 95539; SMS platform and automatic voice broadcasts, thereby working diligently to ensure flight delays can be received by all passengers. The success rate of announcements of flight delays reached 87.46% of all passengers, of which announcements through short text messages and automatic voice broadcasts accounted for 89.7% and 10.3%, respectively.

Link: At the end of March 2013, due to lasting thunderstorms, flights in Southern China suffered serious schedule interruption. Pre-warning signals for flight delays were raised by three grades in three successive days, to the orange level. China Southern Airlines appointed designated personnel to monitor the weather conditions and flight status and decisively cancelled flights that had already been prolonged delayed. Moreover, it liaised with relevant support departments to provide food and accommodations and facilitated the process of boarding and alighting as well as return air tickets and made available food, beverages and potable water to passengers in the departure lounge.

(2) Modifying air service procedures

Passengers shall be less disturbed when they are having a rest or enjoying entertainment programs. For above purposes and for improving the efficiency of the cabin crews, China Southern Airlines modified its cabin service procedures. Among those amendments, the number of in cabin announcements have been reduced from 15 to 3, used at set and fixed time and the number of cabin light adjustments have been reduced accordingly.

(3) Improving services for customers with special needs

“Customers with special needs” refer to customers with a disability or those who need special assistance such as parents travelling with young children. Due to the sensitivity of such passengers, if not managed properly, such travel may cause negative effects to other customers or even threaten flight safety.

China Southern Airlines raises more and more concern of baby passengers. Since January 2013, most flights departing from Guangzhou to Europe, America and Australia – those being long-haul flights more than six hours have been equipped with baby cradles and currently, 350 cradles have been put into use. Starting in 2014, all wide-body airplanes will be equipped with cradles. All cradles supplied on The Company flights will go through a complete process of cleaning, drying and sterilisation. For the convenience of the passengers who use baby cradles, checked baby buggies will be placed at special areas in the international arrival halls and special staff will be designated to provide special service.

Link: Students can buy “Student Tickets” through campus network

In June 2013, China Southern Airlines's website launched a customized booking product entitled “Caring Flight” which offered discounted air tickets for students. China Southern Airlines’s system (the first of its type in China) has been successfully linked to varied campus networks allowing students to buy discounted tickets online. China Southern Airlines also launched a student ticket program to offer the most favorable prices, which received widespread media coverage. The key word of "Students Tickets" has been reported by People's Daily.

3. lmproving Customer Experience

China Southern Airlines has built its competitive advantage through strategic customer value management. Particularly in the course of internationalisation, it strives to enhance its customers’ experience by offering comfortable air transportation services.

(1) Optimizing premium customer services

It is very often that, when premium customers arrive at the airport early to complete their check-in procedures they need to wait a long time at the lounges, or when they book air tickets to fly to another destination they may find their flights sold out. In this regard the China Southern Airlines Beijing Ground Handling Department launched “Express Service for Premium Customers”. Now if a customer arrives at the airport early, staff will check the flight status on his/her route immediately, and will assist arranging for an earlier flight if there is any vacant seats. China Southern Airlines airport staff has helped more than 100 customers successfully change their flights in just first two months, earning praise from customers.

(i) The Dreamliner Arrives!

The Boeing 787 Dreamliner is the most efficient aircraft in the skies. The Boeing 787 Dreamliner currently serves China Southern Airlines’s long haul international routes from Guangzhou to Paris, Vancouver, London and Auckland, and adds momentum to the Company’s efforts in constructing the Guangzhou transit hub and Canton Route family of travel products.

The Dreamliner cabins are generally wider than any similar size aircrafts and windows adopt electric light adjustments . Passengers can enjoy a good view by overlooking horizon through windows.

In particular, the Dreamliner has a special “vault design” in which passengers in as if they are under the sky. New air filtration technology was created specifically for the Dreamliner in-cabin air-conditioning system to modify the humidity and freshen the in-flight air. Such designs are critically important to passengers on long-haul flights.

Link: Mr. Jia took a special travel to Guangzhou from Beijing to experience the first flight of Dreamliner. Mr. Liu, a Macau publisher and ardent aircraft fan traveled to Guangzhou just to take the first flight of the Dreamliner in China and focused his photos with the intent to publish a picture album containing photos taken during this flight.

(ii) 72-Hour Transit Visa

Effective from August 1, 2013, the immigration office at the Guangzhou Port of Entry began implementation of a 72-hour Transit Visa Exemption Policy for international passengers holding third-country visas and plane tickets. Guangzhou is now the third city in China to implement the 72-hour Transit Visa Exemption policy (after Beijing and Shanghai).In international competition, favorable Transit Visa Exemption policy is a very important factor to enhance the competitiveness of Guangzhou as transportation hub.

To this end, China Southern Airlines meticulously designed a series of special services and products to provide one-stop services for transit passengers.

Professional Services: China Southern Airlines has formulated service guarantee plans which include optimizing its air route network, offered 337 international transit products, and using its latest aircraft including the A380 and the Dreamliner to serve international routes departing from Guangzhou. China Southern Airlines has also recruited foreign flight attendants from France, Australia, South Korea, Japan and Holland to provide better cabin services for passengers from different countries.

In addition, China Southern Airlines has joined with the Guangdong Tourism Administration, Public Security Bureau, Port Office, Baiyun international Airport Guangzhou and the Guangzhou Immigration Office to set up a coordination system to ensure passengers have a pleasant transit experience. China Southern Airlines designed particular services and on-site security checking procedures and an information transmission system for visa-exemption transit passengers. As the needs of passengers vary wildly and involve various services such as tourism, transport and accommodation, China Southern Airlines set up service counters and selected specific staff on duty to provide professional services.

Special Products: Guangzhou is the starting point of the “Maritime Silk Road” and has deep influences overseas. China Southern Airlines management can track the positive impact of the Chinese culture and Lingnan culture with international passengers. China Southern Airlines has joined with the Guangdong Provincial Government, Tourism Administration of Guangdong Province and Baiyun International Airport Guangzhou, well-known domestic travel agencies, star hotels and famous tourist sites to offer to foreign passengers special service products with Guangdong local features which are focused on “good food, accommodation, transport, sightseeing, shopping and entertainment”. These products cover more than 30 hotels, 9 tourist sites and a number of shops. Passengers can get customized services offered by the Company’s business partners by showing their airline boarding passes and visa-exemption permits.

Special Promotion: China Southern Airlines carried out its global promotion through various forms and channels. On July 23, 2013, China Southern Airlines released news on the 72-hour Transit Visa Exemption Policy in Guangzhou simultaneously to 10 important overseas markets including Australia and New Zealand,Paris, London, Los Angeles, Vancouver, Dubai and Seoul. Sixty overseas airline offices enhanced their promotional efforts through newspapers, travel agencies, agents and business partners. China Southern Airlines’s website has launched a special product zone for “72-hour Transit Visa Exemption”. China Southern Airlines produced a promotional video with a special message to inform international passengers of relevant policies , and to introduce the culture, cuisine and tourist sites in Guangzhou.

(iii) “One-day Living Circle Across The Taiwan Straits”

2013 marked the 10th Anniversary of cross-Straits air cargo traffic with four members of SkyTeam - China Southern Airlines, China Eastern Airlines, China Airlines and Xiamen Airlines - jointly launching “Joint Flights in Greater China” project to offer more convenient air transportation and better service and give new meaning to the campaign of “One-day Living Circle Across The Taiwan Straits”.

Major cities on both sides of Taiwan Straits are now reachable in one day. Currently, four members of SkyTeam working together have 40 destinations on both sides of Taiwan Straits and there are 274 weekly flights to these destinations. Pursuant to the agreement of adding eight new destinations between China and Taiwan, China Southern Airlines opened three new routes, namely: Zhangjiajie-Taipei, Urumqi-Taipei Wuhan-Kaohsiung, and Urumqi- Kaohsiung which is the longest direct flight across Taiwan Straits.

Cross-Straits passengers are served pursuant to international standards. Adhering to SkyTeam’s principle of “We Care About You More”, China Southern Airlines enhanced its resources sharing and cooperation, and incorporated advanced international management and service standards into cross-Straits flights so as to develop a series of convenient, time-saving and low-priced products specifically for cross-Straits travelers. In the future, members of SkyTeam in the Greater China region will continue to reinforce their cooperation in code sharing and passenger service and enhance their cooperation in cargo transportation to enlarge the route network.

Link: Transportation is one of the most important factors for establishing the “One-day Living Circle Across The Taiwan Straits”. Cross-Straits air cargo traffic started from Lunar New Year 2003 when Taiwanese businessmen engaged chartered flights service. In 2008, direct cargo flights across the Taiwan Straits were officially launched which had evolved from the weekend chartered flights, to daily chartered flights and to the current regular flights.

(2) “Hard Power” service

In April 2013, a special, first-time check-in area of China Southern Airlines for international First and Business Class passengers at Baiyun International Airport Guangzhou commenced operation for key customers to complete their check-in procedures. This special area is located at the departure hall of Baiyun International Airport Guangzhou, with gross floor area of approximately 150 square meters divided into a check-in and seating area which has sofas which can seat 10 customers and provides various newspaper and magazines as well as food and beverages.

Following an extensive renovation, in September 2013, China Southern Airlines officially opened its VIP Domestic Lounge located in the West Concourse at Baiyun International Airport Guangzhou. The lounge measures 1,200 square meters and has seating for 238 customers, restroom, an exhibition tea ceremony area, a nursery and a VIP meeting room.

(3) Optimizing airport transit procedures

In 2013, China Southern Airlines further optimized its transit procedures to provide convenient transit services. As the number of passengers under the IATA Sixth Freedom Traffic Rights increasingly grows, China Southern Airlines assigned transit service officers to provide consultancy to passengers. Since Guangzhou Baiyun International Airport implemented the 72-hour Transit Visa Exemption Policy, the number of passengers under the Sixth Freedom Traffic Rights grew rapidly and in order to better develop its travel products, China Southern Airlines also assigned special personnel to attend to passengers’ needs and deal with their complaint, thus providing better services for them.

Link: In 2013, China Southern Airlines issued a stopover guidance map to assist domestic transit passengers obtain overnight accommodations. After a passenger completes his/her transit procedures at the domestic transit counter, he/she will get a stopover guidance map, which shows the location of the transit counters and the transit accommodation handover counters. In addition, the map also contains telephone numbers of these counters, enabling passengers to find assistance at any time.

(4) Optimizing baggage claim procedures

In 2013, China Southern Airlines formulated new procedures to speed up the processing of baggage conveyance irregularity for premium passengers. China Southern Airlines has assigned special personnel to follow the cases of baggage conveyance irregularity, which significantly reduces the waiting time of passengers. First Class passengers who are Sky Pearl Club members can get their compensation immediately. Irregularity in baggage services are classified into four categories: late arrival of baggage, loss of baggage, loss of items inside baggage, and dirt/damage to baggage. Relevant procedures have detailed how to report and deal with baggage conveyance irregularity and remedies. Cases of baggage damage unsolved after on-site negotiation will be passed to the baggage compensation team, which will reply the passengers within four working days.

For baggage conveyance of passengers transiting from one international flight to another, China Southern Airlines has also optimized its baggage conveyance operational procedures. For transit flights that have obtained permission on prioritised inspection of baggage from the customs office and have stopover time less than 90 minutes, China Southern Airlines will carry out baggage selection operation at the bottom of the aircraft. Staff in charge of baggage selection will directly go to the bottom of the aircraft to pick up baggage, and this will save 20 to 30 minutes as compared to the original procedures.

Link: Notices for delayed arrival of baggage

During the peak traffic periods of the Lunar New Year, China Southern Airlines placed new baggage information notice boards at the international arrival hall in Guangzhou, which informs passengers, especially transit passengers, of any baggage delays.

(5) Upgraded in-flight entertainment

Surveys showed that wonderful in-flight entertainment is conducive to increase the satisfaction of passengers (especially long-haul passengers). China Southern Airlines, through continuous improvement and enrichment of in-flight entertainment programs has enhanced passengers’ experiences on the airplane. Since January 2013, videos played on personal in-flight entertainment system have been updated monthly, representing more than 120 new movies per month. On April 2013, China Southern Airlines was the first domestic airline to open a “micro movie” channel on personal media devices. The first batch included eight micro movies, which offered inspirational movies for teenagers, love stories, family stories and public welfare. Since May 2013, China Southern Airlines has incorporated new self-produced micro movies into its in-flight personal media system each month.

Link: Micro movies contain all essential elements of traditional movie but its length is relatively short. Micro movies are the best choices for audience flying on short flights, and highlight these refined services. China Southern Airlines has also set up a professional micro-movie production team which would make movies with themes based on characteristics of cabin services as well as passengers’ tastes and preferences.

(6) Cantonese cuisine

China Southern Airlines is headquartered in Guangzhou, the heart of Lingnan culture. China Southern Airlines absorbed the essence of Lingnan cuisine to strengthen its competitive edge in airline catering and devoted to Lingnan specialties. On March 29, 2013, more than 200 Cantonese specialties and dim sum in seven categories were presented at the seminar of Cantonese specialties and dim sum entitled “Come to Guangdong and China Southern Airlines for great food”. Specialties presented at the seminar were jointly prepared by China Southern Airlines’s research and development team and well-known catering companies in Guangdong. Newly developed Cantonese cuisine dishes, including Cantonese sausage cooked with rice in clay pot and Yangcheng (another name of Guangzhou) chicken bun were officially added into China Southern Airlines’s airline catering menu after consulting various professionals and passengers.

China Southern Airlines management has placed significant resources on information exchange and study of airline catering and kept abreast of the international trends, organizing exhibition in relation to the eight major regional cuisines in China to understand the international development trends and standards in airline catering in a timely manner, and to develop more food and beverage products constantly to satisfy the needs of domestic and international passengers.

Link: On the exhibition for the eight major regional cuisines in China organized by China Southern Airlines, airline-catering companies from various cities in China presented over 300 classic specialties in 15 categories. The classic specialties prepared by these candidates were designed and prepared according to their local features, and thus showed the originality of their local food culture. China Southern Airlines will make certain adjustments to some of these cuisines before offering them to passengers.

Part 10. EMPLOYEE GROWTH & DEVELOPMENT

1. Human Resource Polices

China Southern Airlines has placed the idea of “respecting talent” at the core of its human resource policies. It believes that every employee is talented in some way and has the potential to achieve success and excellence. This belief epitomises the company's attitude toward its employees, as it firmly believes that its success or failure depends on how much it allows its employees to explore their potential and talent. Therefore, China Southern Airlines uses employees' performances as the criteria for selection, promotion and rewarding.

Structure of Employees in 2013

Types	No. of Employees
Pilots	6,342
Flight attendants (including part-time security officers)	13,013
Air police/air marshals	887
Maintenance System	11,709
Flight Operations System	2,343
Passenger Transport System	9,688
Cargo Transport System	6,576
Ground Services System	8,615
Information System	993
Finance System	2,353
Others	17,656
Total	80,175

Educational level	No. of
Types	Employees
Masters and Above	2,228
Bachelors	28,545
Postsecondary Specialised College Degree	28,014
Secondary Specialised School Degree and Below	21,388
Total	80,175

Headcount by gender in respect of all employees

	Unit	2013	2012	2011
Male	%	59.26	58.48	60
Female	%	40.74	41.52	40

Headcount by gender in respect of management staff

	Unit	2013	2012	2011
Male	%	75.85	75.73	76.15
Female	%	24.15	24.27	23.85

The idea of “respecting talents and rewarding employees" is an important part of China Southern Airlines's social responsibility culture. Guided by this mantra, the Company has developed a compensation system that is market-leading as it follows the principles of “legitimacy, fairness, efficiency and harmony".

In order to meet the requirements of strategic transformation and internationalization, the Company has established a system of human resources policies based on job positions, performance assessments and training courses that helps to guide employee career path and remuneration strategy. Working in unison, this aims to form a “closed-loop” management structure while furthering the transformation of the Company’s human resources functions.

Existing Compensation Structure

(1) Salary includes basic salary and performance-based salary. Basic salary determination is based on the type of position, including key or general positions, and core positions or non-core positions. The performance-based salary is determined through performance evaluations, based on the company's profitability and employees’ individual performances. In addition, China Southern Airlines has also put in place position-specific motivation mechanisms.

(2) Insurances and housing provident fund. The Company purchases basic endowment insurance (basic pension), medical insurance, employment injury insurance, unemployment insurance and maternity insurance for its employees and contributes to a housing provident fund, which is based on an employee's salary and is in line with the items and proportions ruled by local governments. Moreover, the Company has also put in place an Enterprise Annuity Plan and maintains commercial insurances, such as group personal accident insurance, for its employees.

(3) Other benefits. The Company provides for various leaves of absence, including paid annual leave, home leave, marital leave and maternity leave, according to relevant national and local regulations and the realities of the company.

2. Promoting Employee Development

China Southern Airlines pursues the strategy of “strengthening an enterprise through human resources development”, adheres to the principles of “training to serve production and to create value” and places great emphasis on professional management team and staff construction. China Southern Airlines has increased spending in training resources and focuses on the construction of various groups of experts, talent management and international personnel in order to develop a competitive edge for the Company through training.

(1) Cultivating international management talents

China Southern Airlines supports its management personnel to take part in training programs organized by the Organization Department of the Communist Party of China Central Committee, SASAC and CAAC and relevant international and domestic senior management training courses so as to keep abreast of the latest trends in the industry. The Company continues to promote the joint-education mode encouraged by college-enterprise cooperation through collaborating with Beijing Foreign Studies University to offer training courses for middle to senior international management personnel, cooperating with Guangdong University of Foreign Studies to train international personnel on flight operations systems and designates outstanding management personnel to the EMBA and MBA studies organized by Tsinghua University and Civil Aviation University of China. The Company also organizes internal training programmes and middle management training courses. In 2013, a specialized training course was offered to flight management personnel where specially designed courses were conducted by selected qualified instructors.

(2) Building a “Sky Pearl Blue” brand

In 2013, China Southern Airlines launched a flight attendant recruitment program entitled “Sky Pearl Blue ” through which the recruitment of flight attendants would be based on their English proficiency. This distinguished English-speaking talent recruitment program was aimed at improving international flight service quality, and satisfying the rapidly increasing talent requirement from international routes and international flights. Among the first 23 flight attendants recruited under the program, most majored in English.

China Southern Airlines has established a “green channel” for their career development. For those flight attendants who have worked on board for more than six months, the Company will arrange training for international short to medium-haul flights . After qualification, these flight attendants can directly serve on board international routes.

(3) Establishing a specialized unit for foreign air crew

During the course of accelerated internationalization, more pilots and flight attendants from nations and regions worldwide have joined China Southern Airlines. At the close of 2013, China Southern Airlines has 113 foreign pilots and 135 foreign flight attendants who have been recruited from Japan, Australia, Holland and France.

In response to the increasing number of international pilots, China Southern Airlines has established a Foreign Pilot Management Center which is responsible for recruiting and managing foreign pilots. The Company is able to achieve overall management of foreign pilots from recruitment to operation through consolidating internal resources. A Foreign flight attendant management center has also been established to strengthen the management and service to foreign flight attendants in terms of their performance, overseas administration and external coordination.

(4) Organizing a major training program for young employees

In March 2013, China Southern Airlines organized an English training program, entitled “achieve overall improvement in English through intensive study for 100 days” for 300 participating employees . The Company engaged 12 of its talented employees with high proficiency in English to serve as part-time English tutors and invited certain university professors, famous media hosts, senior executive officers and native speakers of English to act as lecturers for the program. The program included classroom teaching, English games, English movie dubbing, English song contest and other interesting activities. It was organized by the Company during weekends with an aim to arouse our staff’s interest in English. After nearly 100 days of training, test results of the Test of English for International Communication (TOEIC) reveal that the English proficiency level of our staff has improved by approximately 128 points on average.

3. Building a Harmonious Working Environment

(1) Opportunities for female employees

In 2013, female employees of China Southern Airlines accounted for 40.74% of its total staff principally engaged in frontline service posts. The Company has placed great concern for their rights and interest and attached great importance to their professional growth opportunities. At China Southern Airlines, all female employees have significantly improved their professionally standing through a series of activities, resulting in some outstanding personnel and groups appeared. Ms. Yan Linhui of China Southern Airlines’s subsidiary in Henan Province was named “National May Day Female Model Employee” and the 1st Cabin Crew Department of the Cabin Service Division was named “National May Day Female Model Crew” in 2013.

(i) Quality enhancement

To further enhance the professionalism of its female employees, China Southern Airlines has implemented the “female employees’ quality enhancement plan” throughout the Company, to cultivate female employees’ sense of “self-respect, self-confidence, self-reliance and self-strengthening”; improve their vocational skills, scientific knowledge and cultural qualities and reinforce their sense of competition; improve their competitiveness and adaptability to reform so as to create a new image of women characterized by hard-working, self-improvement and progress. The overall professional empowerment of female employees has been improved through continuous use of scientific and cultural knowledge. The proportion of female employees with postsecondary academic qualification and above increased from 40% in 2001 to 65% in 2013.

(ii) Making contributions

Based on its “making contribution and progress” campaign, China Southern Airlines has created an environment where female employees can achieve greater accomplishment in their career development at high, middle or low levels. At a higher management level, China Southern Airlines has organized a “female management forum” for female senior management to discuss problems and challenges that they may encounter in performing their management roles and in making good decisions. This forum has promoted mutual exchange, learning and cooperation among female officials and enhanced their management level.At a middle management level, the Company constantly encourages, supports and assists female employees to compete for every available management position and grants incentives to those who are able to get their posts through competition. The Company will continue to implement the “quality enhancement plan” in order to increase the knowledge of female employees.

(iii) Assistance & support

China Southern Airlines is concerned with the personal welfare of its female employees, especially those who have to support a single-parent family and who have financial difficulties. Airline management will conduct follow up visits and extend its regards to female employees in need in a timely manner in order to give assistant and support. In 2013, the Company have sent regards to approximately 1,239 female employees, provided 375 radiation-resistant aprons to pregnant employees ; organized specific programs regarding women’s health and arranged complimentary annual physical examinations for female employees. The Company proactively promotes and encourages all female employees to join the “mutual aid fund on serious disease of female employees in the civil aviation system” which has enrolled 80% of the female employees of The Company. The Company also allowed mother-employees to take a half day leave on “Children’s Day” to accompany their children.

China Southern Airlines’s First Female Captain. You may be used to the broadcast by a male captain while you are on board a flight of China Southern Airlines, but now you may have a gentle and confident voice of a female captain. Li Ying, 27, is one of the airline’s first female pilots and also the first female captain trained by China Southern Airlines. Ms. Li spent four years to become a captain of an Airbus A320. In order to be a qualified captain, she went through 16 sections of specialized flight training and spent more than 2,700 training hours and made at least 400 take-offs and landings.

Most Charming Female Maintenance Personnel. Only a few women are in the business of aircraft maintenance. APU (Auxiliary Power Unit) maintenance which is highly specialized and requires advanced technology and extreme accuracy. Female employees are quite rare as Ms. Wang Lulu who has established the first APU maintenance workshop of China Southern Airlines by combing her expertise with the carefulness and patience of womanhood.

Female Air Marshals. Ms. Cao Shuang doubles as both an air marshal and a dignified flight attendant. During evening flights when passengers are sleeping, she has to be alert to ensure the security of the cabin. She has earned her way to become one of the airline’s best part-time female air marshals with outstanding appraisal results. Her performance is similar to the outstanding standards which can be achieved by any of her male counterparts.

(2) Contract employees

China Southern Airlines initiated the “Contract Employees Aid Fund” program which received strong support from its employees. In 2013, China Southern Airlines continued with this program by launching a “Care 100 Percent” campaign, calling on all its staff members to donate RMB 1 Yuan every month to the fund. While 1 Yuan appears to be a trifling amount of money, taken together, the donations of more than 80,000 staff and management may amount to as much as RMB 800,000 a year. This amount, together with the grants by the Company’s Administration and Labor Union, are sent to those contract employees in need. In 2013, 19 contract employees with financial difficulties were given a total of RMB 644 thousand from this aid fund.

(3) New employee orientation

In mid-July, China Southern Airlines gathered 670 new employees in Guangzhou headquarters for an orientation session. Company management not only delivered a well-designed training plan with training led by its top leaders, it also prepared a Service Manual for China Southern Airlines Youth, which was rich in content, beautifully designed and highly useful. China Southern Airlines managers also held a welcome party to help the newcomers to adjust, relax and feel at home as part of their new airline “family”.

4. Health and Security

(1) Securing employees’ health

Health is the foundation of life and work. The health of aircrew is particularly crucial to airlines. In 2013, China Southern Airlines requested more than 50 thousand check-ups, including aircrew’s annual routine check-ups and pre-employment physicals. The Headquarter in Guangzhou performed 127 alcohol tests for nearly 3,175 employees; 58,400 pilot check-ups and 2,139 pre-flight check-ups by aircrew flying to high plateau destinations. Moreover, aviation doctors delivered 32 training sessions with 800 course enrollment and 82 open health lectures to the aircrew. Also, in 2013, aircraft were equipped with as many as 5,297 new medical devices. At the same time, China Southern Airlines executed 18,953 calls for health check-ups for ground staff and 23,000 calls for medical skills examination for aviation doctors and 2,838 gynaecological examinations. Additionally, it organized 139 times for blood donation. Finally, the Company firmly abided by the national one-child policy and met the relevant targets set by local authorities.

Links: In order to relieve employees’ work stress, China Southern Airlines has initiated the EAP project. EAP is a program which can be interpreted as “experiencing happiness within your heart” and a universal mental health consultation service provided to employees to help them get rid of the pressure from work and life. Aircrew members are exposed to great stress and need to release their tension. In face of possible complaints from passengers and pressure of family life, both aircrew and ground service staff may need recurrent psychological counseling. China Southern Airlines has designated 30 officers from its Labor Union to receive training in psychological counselling. Within two months since this program was launched, more than 200 employees have used the hotline, among whom male and female employees amounted to 37% and 63% respectively.

(2) Public health

In 2013, leaders of China Southern Airlines’s Air Catering Management Division carried out surprise monthly inspections of ground catering branches in Guangzhou. As a result, 120 site supervision opinions and 12 inspection reports were issued. In addition, 6 training sessions on the topic of food sanitation were delivered.

Links: Staff canteen of China Southern Airlines is recognized as an A-class food safety unit by Guangzhou Food and Drug Administration. Inspectors of the Administration stated that China Southern Airlines’s canteens have fully complied with food safety and sanitation procedures and environmental regulations and are the best kind of safety canteens which have passed inspection. As a food safety demonstration unit in Guangzhou, China Southern Airlines’s staff canteens are publicly recognized as A-class food safety unit by Guangzhou Food and Drug Administration.

Part 11. SOCIAL PARTICIPATION AND DEVELOPMENT

1. Providing Special Flights

China Southern Airlines plays an active role in fulfilling its Corporate Social Responsibilities while pursuing economic results. Over the years, China Southern Airlines has carried out numerous urgent aviation missions, including special air transport tasks, such as the urgent evacuation of Chinese citizens abroad, domestic earthquake relief and repatriation of criminal suspects. The Company’s efforts have been well praised and respected by the public.

(1) Assisting the Ya’an people

In the morning of April 20, 2013, a 7.0-magnitude earthquake hit Lushan county of Ya’an city in Sichuan Province. China Southern Airlines immediately held an earthquake relief meeting, requiring all staff of the Company to take maximum efforts to engage earthquake relief work at all costs. Within three hours after the earthquake, 14 standby flights were ready to transport rescue teams and relief supplies.

The following day, Mr. Si Xianmin, Chairman of China Southern Airlines, rushed to the operation command site to arrange earthquake relief tasks. Leaders of the Company, including Mr. Tan Wangeng, President & CEO, and Mr. Zhang Zifang, Party Secretary & COO, deployed earthquake relief tasks. The key requirements were to guarantee all flights to and from Chengdu city remain on time and on schedule, to provide fare refund services to those passengers without charge.All departments were required to be ready to cancel some flights, if necessary, so as to support the transportation of disaster relief. To relieve the pain of people who suffered in the worse-hit earthquake areas, the Company made every effort to assist.

On the day of earthquake, China Southern Airlines immediately made 14 planes, including 9 airliners, 3 freighters and 2 helicopters from Guangzhou, Beijing, Shanghai and Zhuhai part of the relief effort. On April 20 2013, the number of aircraft increased to 15 and two days later were further increased to 20. The geographical areas involved were also expanded to the northeast, northwest, eastern and southern regions of China. By April 23, 2013, China Southern Airlines fulfilled 26 flights, forwarded more than 44,000 kilograms of relief materials including tents, drugs, lighting equipment, communication devices, medical equipment and children’s milk powder.

(2) Emergent relief in South China Sea

On September 29, 2013, affected by Typhoon "Butterfly", five fishing boats, from Taishan city of Guangdong Province and Hong Kong with 171 fishermen aboard, were in danger in waters off Xisha Coral Island. Among these vessels, three fishing boats sank and 74 people went missing. Leaders of the nation gave important instructions that the same night, requiring a thorough search for the missing and rescue of trapped survivors. At 8 a.m. September 30, 2013, a China Southern Airlines B-7304 rescue helicopter from its Sanya Base flew to the rescue scene, becoming the first dispatched aircraft to implement rescue work in Xisha waters.

After the relief order was taken, the helicopter crew of China Southern Airlines flew between Sanya and Xisha waters daily in a search for the missing people, transporting the injured, and set up an “air corridor for life”. China Southern Airlines completed the search and rescue mission one week later after receiving relief from the Ministry of Transport. Two helicopters carried out 10 flights in seven days, flying some 80 hours, and successfully rescued 5 fishermen and transported 2 injured people.

(3) Rush to help the Philippines

On October 15, 2013, a 7.2 magnitude earthquake hit the central regions of Philippines and a large number of buildings, roads and bridges were destroyed, causing serious injury and death. After the disaster, China Southern Airlines received instructions from the Chinese government to conduct an emergency mission of providing a chartered plane to transport relief materials to the Philippines. Company management immediately selected pilots with extensive expertise and experience to form an “enhanced 2-captain team”. The Company dispatched a 777 freighter transport nearly 70 tons of tents, blankets and drugs, immediately sending these emergency supplies into the hands of earthquake victims. The World Daily (the largest Chinese language newspaper in Philippines) reported the news of this relief operation and praised China Southern Airlines’s relief efforts.

3. Service Guarantee

China Southern Airlines’s flight service is often the busiest during key holiday periods and major annual events. ln light of the soaring number of passengers and the increased difficulty of flight security challenges, the Company must make advance plans to mobilize all resources during these time periods. Through these efforts, China Southern Airlines has succeeded in fulfilling complicated transportation tasks during the periods of the annual Spring Festival, the National People's Congress, the Chinese People's Political Consultative Conference and the Canton Fair. In addition, the Company has also accomplished other transportation tasks, including providing transportation for peacekeeping initiatives.

From March 6, 2013, just as the lengthy Spring Festival holidays ended, China Southern Airlines had carried out 55,378 flights during a 40 day period, transporting more than 7.84 million passengers. From this, 21,750 inward and outward flights were accomplished in Guangzhou and the number of passengers transported reached 2.83 million. When compared with the corresponding period of the previous year, all indicators were increased. On the busiest day, February 15, 2013, China Southern Airlines transported approximately 240,000 passengers, the highest level carried by China Southern Airlines during the Spring Festival holidays.

During the Spring Rush every year, China Southern Airlines's volunteers act as a “special service squad” to send 2,675 squad members to participate in volunteer service at every major airport in China, serving 17,431 hours, answering 120,807 passenger inquiries and handling 38,970 pieces of luggage.

Link: On June 11, 2013, the Shenzhou X spacecraft was launched successfully and to steer clear of the secured airspace, China Southern Airlines aircraft had to re-route away from this region resulting in 255 flights being impacted, including 52 direct flights. China Southern Airlines recalculated flight departure times and flight traffic, optimize flight plan and control the release of flight, sparing no effort to guarantee the smooth operation of this significant activity.

2. Regional Development

China Southern Airlines believes that supporting regional development is a critical element in fulfilling its Corporate Social Responsibilities and it is a key indicator measuring CSR performance. Regional differences in the economic development of a nation are quite common, even inevitable. Against the backdrop of economic integration, China Southern Airlines makes full use of its aviation network and gives full play to its trans-regional advantage. In this way, the Company has formulated a special model to fulfill its CSR goals under which Guangzhou acts as the center and all other branches and subsidiaries play supportive roles. Collectively all contribute to regional development by fulfilling their respective social responsibilities.

(1) Upgrading “Aid to Xinjiang” Sky Pearl Card

Giving aid to Xinjiang is the important means to achieve significant development and long-lasting peace in this region. China Southern Airlines proactively responded to the calls of giving aid to Xinjiang and helping through supporting industries from the central committee of the CPC and various provincial and municipal authorities. Company managers proposed the concept of supporting the region’s aviation industry by adding to or doubling flight frequencies of direct airline routes and flights between corresponding provinces and cities; all measures meshing to establish an “air corridor” that has helped the economic growth and social development of Xinjiang.

In 2012, China Southern Airlines issued “Aid to Xinjiang Sky Pearl Card”, which was designed for individuals who support Xinjiang, with an aim of providing travel convenience. Since the introduction of these additions to the Xinjiang Sky Pearl Cards, China Southern Airlines offered nearly 18 new services to these supportive individuals including instant weather reports, clothing storage, Xinjiang customs introduction, commonly used medicines. China Southern Airlines’s good service showcase to the international community was established by supporting Xinjiang via aviation in the course of daily business.

Link: On April 19, 2013, the third batch of volunteers organized to support Xinjiang arrived in Burqin County of Altay City in Xinjiang. Mr. Li Bin was selected by China Southern Airlines and given accolades as a leader in the activity of “creating and pursuing better performance among cadres who support Xinjiang”.

(2) Caring to international communities

An airline is an important bridge that helps communication between people of different countries. International travelers’ important first impression of a country usually comes from its airline and airport. One of the important missions for the Chinese aviation industry is to build bridges of understanding with the international community. The overseas branches of China Southern Airlines proactively participate in the charitable activities of the countries where they reside which forge new friendships.

(i) Malaysia

“Now she returns home with smile on her face, much more energetic than the time she was going abroad. The scene is heart-touching when people came out to the airport to meet her. Most importantly, her drugs were safely taken back to Penang under the special arrangement by China Southern Airlines.” This was the contents of a news story published in “Guangming Daily”, a newspaper established in Panang, Malaysia. The heroine of the story is Penang resident, Madam Weng Zhixin. She suffered a rare Chordoma disease and could not sit and stand. In March 2013 a Chordoma specialist recommended that she receive treatment in Guangzhou and as the only airline flying between Penang and Guangzhou, China Southern Airlines undertook the mission of sending Madame Weng to Guangdong Province. On March 26, 2013, China Southern Airlines arranged three seats to send Zhiyin to Guangzhou for treatment.

Citizens of Penang are familiar with The Company as there are solid communication between China Southern Airlines and Penang’s media and government authorities. Charitable activities at local communities and the contributions made by China Southern Airlines were topics covered by local media. In early 2013, China Southern Airlines sponsored the Penang International Collegiate Elite Mandarin Debate Competition and received gracious accolades from the organizer. China Southern Airlines staff and management carried out another CSR campaign of donating 1 Malaysian Ringgit for each airline ticket sold and set up a fund encouraging “good people and good deeds in Penang”. The Company also made charitable advertising in Chinese newspapers as Kwong Wah Daily and Sin Chew Daily in Penang. Mr. Luo Xingqiang, the Chairman of the Penang Tourism Development and Culture Committee, praised China Southern Airlines as a good and responsible partner in prompting the development of local tourism in Panang.

(ii) Japan

China and Japan both regard each other as important nations in economy and trade; communication between Chinese and Japanese are frequent and numerous airlines serve as direct people-to-people interactions. During 18 years of services to the Japan market, China Southern Airlines continues to integrate into Japanese society, observe local Japanese-styled service concept, and explore a set of management model that meets Japanese habits. This is especially true in the deployment of human resources in the Company’s Tokyo office where 90% of the staff is local Japanese, including ground service staff, sales representatives and flight attendants. The discipline observance, responsibility and enforcement ability showed by Japanese staff are magnificent, while the flexibility and creativity owned by Chinese staff are noteworthy. The Company’s Chinese and Japanese staff is continually learning from each other.

3. Focusing on Education and Culture

Making contributions to education and culture in various communities reflects an enterprises' respect for the interests and identities of their stakeholders and shows their observance of international standards, their efforts to maintain the individuality and cultural diversity of the communities they serve. As a major international aviation company, China Southern Airlines pays special attention to education and culture.

(1) Culture

In July 2013, China Southern Airlines entered into a framework cooperation agreement with Rongbaozhai, a famous culture brand in China and a flagship of Chinese art collection … whereby the two parties would establish a cultural brand by making exchanges in art with foreign countries. China Southern Airlines serves as both the platform for cultural exchanges between China and the international community within the marketing strategy of “making China stronger by spreading culture”. After creating a cooperative relationship with Rongbaozhai by the Company, the essence of Chinese culture can be introduced and promoted through in-cabin media.

On January 12, 2013 a large outdoor concert was held in Sydney where China Southern Airlines made its debut as the exclusive official airline sponsor of the Sydney Festival. On that day, 40,000 people attended the concert which was just one of the activities of the Sydney Festival. In addition, China Southern Airlines also sponsored a Kunqu Opera Show which performed at the Sydney Opera House and a ferry race held on Australia’s National Day.

Link: Mr. George Souris MP, New South Wales Minister for Tourism, Major Events, Hospitality and Racing, attended the Kunqu Opera Show and he was deeply moved. He expressed his gratitude to China Southern Airlines for its sponsorship of the show and for the introduction of Chinese Opera into the Sydney Festival, which would significantly promote cultural exchange between Eastern and Western countries. The art director of Sydney Festival said: “I believe Australians would enjoy this traditional opera show just like me.”

In October 2013, as the leading sponsor partner from mainland China and the official airline sponsor, China Southern Airlines took part in the Melbourne Festival and declared its sponsorship of this festival for three more consecutive years. This was the second Australian cultural event participated and sponsored by China Southern Airlines.

Link: On the same day at the biggest outdoor venue in Melbourne, tens of thousands of visitors came to the Opening Ceremony of the Melbourne Festival and a large concert was held at the venue. A representative from China Southern Airlines addressed the Opening Ceremony gather. In addition, China Southern Airlines co-sponsored a ballet musical performance in Melbourne.

(2) Education

On May 13, 2005, after obtaining approval from Ministry of Civil Affairs, China Southern Airlines established its “Ten-cent Care Foundation”, which represented double meanings: "Ten Fen" signifies China Southern Airlines will put ten fen for each ticket sold into the foundation. "Care" also represents the Company's meaningful dedication to fulfilling its Corporate Social Responsibilities and supporting the public welfare.

In 2013, the Company’s Ten-cent Care Foundation was awarded the “3A Level medal for Chinese Social Organizations Assessment Grade” and relevant certificates by Ministry of Civil Affairs; this is the highest assessment obtained by Ten-cent Care Foundation since its establishment ..

Mr. Sun Weilin, former head of the Non-Government Organization Management Bureau under the Ministry of Civil Affairs, was of the view that the “3A” level assessment won by China Southern Airlines’s Ten-cent Care Foundation not only reflected the accomplishments of such charity fund (including its internal management and the evaluation of the fund by society), but the achievements of China Southern Airlines in proactively performing social responsibility activities were recognized widely.

In 2013, donations made by the Ten-cent Care Foundation for education assistance purposes include: RMB200,000 as scholarship granted to South China University of Technology, Civil Aviation University of China, Guizhou University for the fifth consecutive year; RMB120,000 as scholarship granted to the Third High School of Altay for the fifth consecutive year; RMB200,000 as scholarship granted to Guangzhou Civil Aviation College, Guangdong University of Foreign Studies and Chongqing University, and RMB200,000 as scholarship granted to Hunan University, Civil Aviation Flight University of China, Jilin University, Tianjin University and Dalian Maritime University for the second consecutive year

On April 16, 2013, a cooperation agreement was entered into between The Company and the Civil Aviation Flight University of China, with the parties cooperating in the training of high-performance aircraft and helicopter pilot training. The University will develop appropriate tutorial programs according to route and aircraft model features of the Company and integrate China Southern Airlines’s philosophy in the teaching programs, to promote student’s adaptation to the operational characteristics of the Company.

4 . Promoting Employment

Full employment is an important goal for harmonious development of economy and society, which has to be achieved through sound policies and active implementation of state-owned enterprises.

In 2013, China Southern Airlines continued to improve its recruitment procedures and staff recruitment system. To meet the development needs of the Company, it hired 4002 employees, including 908 cadet pilots, 21 foreign captains, 1769 attendants and security guards, 775 aircraft maintenance and flight operations personnel and 529 ground personnel.

Campus recruitment: Based on graduates’ job-hunting features in fall and spring semesters, the Company management focused its attention on campus recruitment and completed the recruitment of 1304 ground personnel. Company managers formulated individual recruitment policies and strategies for areas such as Xinjiang, Heilongjiang, Guizhou, Shantou, Guangxi and Hainan and focused special recruitment efforts in these areas.

Flight attendant recruitment: In 2013, the Company continued to push deeply into its "One Thousand People and One Hundred Universities" project, constantly improving and expanding recruitment resources in ordinary universities and colleges located in the second- and third-tier cities, and recruited totally 1769 attendants.

Foreign employees. In 2013, the Company hired 24 flight attendants with Dutch nationality, 21 flight attendants with Australian nationality and 35 flight attendants with South Korea nationality. Currently, the Company has 742 foreign employees. Sharing a common consciousness of China Southern Airlines’s corporate culture and business philosophy, staff of different nationalities, races and colors gather together under the flag of The Company and make joint efforts for the improvement of China Southern Airlines’s service quality and brand image and strive to bring passengers the very best travel experience. This harmonious, warm and multinational culture of China Southern Airlines transcends national and ethnic boundaries, attracting more international talent from across the world to join and become part of the greater China Southern Airlines family.

5 . Volunteers Activities

China Southern Airlines has attached great importance to volunteer activities. China Southern Airlines actively organizes volunteer activities. Small volunteer squads were established in various divisions, such as flight operations, cabin service, engineering and maintenance, and ground service. A service network consisting of young volunteers from the Company and society has now taken shape as they are actively involved in safety operation, traveler services as well as public service and charity activities. Some brief examples of China Southern Airlines's volunteer activities are set out below:

On February 21, 2013, China Southern Airlines's A380 welcomed a group of special travelers – some homeless children from Beijing Guang’ai Children's Home, a private non-profit making education charitable institution. These children, who had never been aboard a plane, visited the A380 airplane accompanied by flight attendants. These children also visited Guangzhou Aircraft Maintenance Engineering Co., Ltd. (GAMECO), the Company’s aircraft maintenance facility at Guangzhou Baiyun International Airport, where they asked engineers questions such as: “Can an aircraft fly upside down? What would they do if both pilots go to toilet at the same time? Are there parachutes on the plane? ......”

On March 5, 2013, certain members of the Company’s Youth Civilization Teams (comprising employees from our Guangzhou Fleets Division, the Cabin Service Division and the Security Division respectively) visited the outlying poverty-stricken areas of Qingyuan City to support poor students. Three academic excellence underprivileged pupils from the local Nan’an Primary School were chosen to receive long-term assistance from the young staff of China Southern Airlines.

On September 10, 2013, one of our staff succeeded in matching the donated blood stem cells, the first such case in China Southern Airlines’s history. The blood stem cells were donated by Xiaoke, a new employee from our Hunan Branch after a bone marrow donation surgery conducted at the General Hospital of Guangzhou Military Region. Xiaoke saved the life of a 16-year-old youngster with his own bone marrow.

Link: Young China Southern Airlines staff support education in outlying poverty-stricken areas to further sprout positive energy

Xie Jieping, an employee of China Southern Airlines, made good use of his annual leave by traveling to Liping County, a poor mountainous region southeast of Guizhou Province and spent one month as a volunteer teacher at Cenyin Elementary School. Subsequently, he donated 100 pairs of shoes for children living in the mountainous regions. China Southern Airlines appealed to the community for donations towards education in this regard and received very positive response. A private entrepreneur in Guangzhou visited the mountainous areas three times and donated RMB one million for school reconstruction.

Index	Quantity
Volunteers Activities	1,391times
Total Participants	15,510 people
Serving Time	40,134 hours
Service Recipients	214,566 people
Long-term one-to-one-serving pairs	987people

Part 12. PRUDENT AND SOUND OPERATIONS

1. Tax Contribution

The development of the air transport industry is closely linked with and interdependent to the overall economy. In fact, the development of the air transport industry has played a vital role in boosting the growth of GDP, buoying employment and driving the development of related industries in addition to raising living standards. The industry is a powerful force in the rapid development of the national economy. China Southern Airlines’s business and flight networks cover the whole world, and the Company’s prudent and sound operations strongly support and serve local communities, providing suitable regional economic development.

In 2013, the Company recorded a operating revenue of RMB98.130 billion, and a net profit attributable to equity shareholders of the Company of RMB1.895 billion.

Total assets and net assets of China Southern Airlines in 2009-2013

	2009	2010	2011	2012	2013
Total assets (in RMB100 million)	947.4	1112.3	1292.6	1424.94	1651.45
Net assets (in RMB100 million)	132.6	302.2	376.39	395.96	422.12

In 2013, China Southern Airlines made a total tax payment of RMB6.5 billion to the nation, including personal income tax paid by our staff. On average, China Southern Airlines paid tax to the government not less than RMB17.8 million per day.

2 . Risk Control

Risk Management means the managerial work aiming to mitigate risk through a series of activities, such as identifying, evaluating, harnessing and monitoring risk. By combining internal risk management and external auditing, China Southern Airlines has gradually reinforced its capacity to mitigate risks. Furthermore, the Company management has mapped out a feasibility plan for the levels of safety, operation and law to reduce the chance of losses and alleviate the seriousness in the case of an event.

(1) Operational risk management

Adhering to the principle of “Standardized management promotion, operational risk prevention and efficiency enhancement”, China Southern Airlines keeps carrying forward the internal control system constructions, and conducting an in-depth internal control assessment. In 2013, this campaign has not only covered the headquarters of CSN and all its branches (subsidiaries) in airline business, but also been extended to its invested companies. With 14 aspects in the framework of the internal control as well as the operational business involved, it has covered 100% of the revenue from CSN’s primary business, and 98.4% of the total integrated assets value.

(2) Legal risk management

In 2013, China Southern Airlines completed a comprehensive risk assessment at the senior management level, determined eight major management risks and took appropriate control measures. Through issuing the annual report and quarterly reports on comprehensive risk management, the Company procured all risk control units to meet risk control requirements. In addition, the Company made efforts to carry out legal risk management for the process of infrastructure projects, and identified 41 risk points and 147 types of risk behavior. With the expansion of legal risk management, the influence of the comprehensive risk management work spread throughout the entire corporation.

Adhering to its international development strategy, China Southern Airlines made progress in its offshore legal risk prevention work, which included: (1) the Company completed preparation of a legal risk prevention manual for operations in Korea and the United Kingdom, providing compliance guidelines for the Company's international operations; (2) the Company completed the reappointment of foreign flight crews and signing service contracts with local employees who serve in overseas offices; and (3) the Company established an anti-monopoly system which standardized the procedures and requirements of risk prevention.

Links: In order to meet the international legal risk prevention requirements for central enterprises imposed by SASAC, China Southern Airlines began its country research project, so as to provide support for the Company's strategic development. The Company attaches great importance to risk judgments by developing its anti-monopoly risk prevention regulations and management guidelines on overseas laws and enhancing research on transactions with new institutions, thus laying firm foundation for offshore legal risk prevention.

(3) Anti-corruption risk control

China Southern Airlines attaches significant importance to anti-corruption activities: it has endeavored to hold educational courses in fighting corruption and has laid a solid moral foundation upon which staff can work incorruptibly. The Company has made achievements in constructing anti-corruption system, advocating for leaders’ incorruptible work and establishing efficient supervision. In 2013, the Company conducted the following activities:

(i) China Southern Airlines formulated and imposed “Eight Bans” on procurement staff in inspection and acceptance of supplies and equipment procured by the Company, which included ban on stay at luxury hotels, over-standard meals and accepting gifts from suppliers. These standards require all employees to strictly comply with and aims to eliminate non-compliance activities.

(ii) Effective from February 2013, all tendering suppliers who bid for tableware supply contracts from China Southern Airlines were required to provide “proof of no bribery records” for the past three years. The initiative is a useful attempt for China Southern Airlines to strengthen the practice of running businesses by law, implementing duties by rules, and promoting incorruptible work in the area of supplies and equipment procurement.

(iii) China Southern Airlines conducted a membership card return campaign, and achieved a100% self-inspecting and card-returning by all management personnel, further strengthening the anti-corruption and style construction of management personnel accepting supervision voluntarily.

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